  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 1996

                                                 REGISTRATION NO. 333-5015
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                            TOWER AUTOMOTIVE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
              DELAWARE                                 41-1746238
   (STATE OR OTHER JURISDICTION OF                  (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                  IDENTIFICATION NO.)
                                4508 IDS CENTER
                         MINNEAPOLIS, MINNESOTA 55402
                           TELEPHONE: (612) 342-2310
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
            INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL OFFICES)

                            ANTHONY A. BARONE

                VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            TOWER AUTOMOTIVE, INC.

                          6303 28TH STREET S.E.

                       GRAND RAPIDS, MICHIGAN 49546

                        TELEPHONE: (616) 954-7600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                  COPIES TO:
       CARTER W. EMERSON, ESQ.                   DEWEY B. CRAWFORD, ESQ.
          KIRKLAND & ELLIS                      GARDNER, CARTON & DOUGLAS
       200 EAST RANDOLPH DRIVE                   321 NORTH CLARK STREET
       CHICAGO, ILLINOIS 60601                CHICAGO, ILLINOIS 60610-4795
           (312) 861-2052                            (312) 245-8422

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH       +
+THESECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR   +
+MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION              +
+STATEMENTBECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO + +SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF + +THESE SECURITIES INANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES +
+LAWS OF ANY SUCH JURISDICTION.                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED JUNE 20, 1996

                                4,270,000 SHARES

                                      LOGO

                                  COMMON STOCK

                                  -----------

  Of the 4,270,000 shares of Common Stock being offered, 2,000,000 shares are being sold by Tower Automotive, Inc. (the "Company") and 2,270,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares offered by the Selling Stockholders.

  The Company's Common Stock is traded on the Nasdaq Stock Market under the symbol "TWER." On June 14, 1996, the last reported sale price of the Common Stock on the Nasdaq Stock Market was $24.75 per share. See "Market Price of and Dividends on Common Stock."

  SEE "RISK FACTORS," BEGINNING ON PAGE 8 OF THIS PROSPECTUS, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THESECURITIES AND
  EXCHANGE COMMISSION OR  ANY STATE SECURITIESCOMMISSION NOR  HAS THE SECURI-
   TIES AND  EXCHANGE COMMISSION  ORANY  STATE SECURITIES  COMMISSION PASSED
    UPON THE  ACCURACYOR ADEQUACY  OF  THIS PROSPECTUS.  ANY REPRESENTATION
     TOTHE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                   Underwriting
                                                  Discounts and                  Proceeds to
                                      Price to     Commissions    Proceeds to      Selling
                                       Public          (1)        Company (2)    Stockholders
- ---------------------------------------------------------------------------------------------
Per Share........................      $              $              $              $
- ---------------------------------------------------------------------------------------------
Total............................   $              $              $              $
- ---------------------------------------------------------------------------------------------
Total Assuming Full Exercise of
 Over-Allotment Option (3).......   $              $              $              $
- ---------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) See "Underwriting."
(2) Before deducting expenses estimated at $550,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company and certain Selling Stockholders to the Underwriters to purchase up to 640,500 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about
            , 1996.

                                  -----------

PAINEWEBBER INCORPORATED
                             ROBERT W. BAIRD & CO.
                        INCORPORATED
                                                              PIPER JAFFRAY INC.

                                  -----------

               THE DATE OF THIS PROSPECTUS IS            , 1996.

       [Car and Minivan Illustrating parts produced by Tower Automotive]



  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  DURING THE OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK OF THE COMPANY PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7 AND 10b-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this summary and elsewhere in this Prospectus assumes that the Underwriters' over-allotment option has not been exercised. Unless the context indicates otherwise, as used in this Prospectus the term "Company" refers to Tower Automotive, Inc., its consolidated subsidiaries and their respective predecessors. The Company acquired Trylon Corporation ("Trylon") on January 16, 1996 and MascoTech Stamping Technologies, Inc. ("MSTI") on May 31, 1996. Revenue data presented herein for 1995 on a pro forma basis give effect to the acquisitions of Trylon and MSTI as if such acquisitions occurred on January 1, 1995. See "Unaudited Pro Forma Financial Statements."

                                  THE COMPANY

GENERAL

  The Company is a leading designer and producer of high-quality, engineered metal stampings and assemblies used by major North American original equipment manufacturers ("OEMs"), including Ford, Honda, Chrysler, General Motors, Mazda, Toyota and Nissan. The Company's products range from engineered mechanical parts, such as hood and deck lid hinges and brake components, to large structural stampings and assemblies, such as body pillars, chassis, suspension and floor pan components and major housing assemblies. The majority of the Company's revenues are derived from complex, high value-added products, primarily assemblies which generally consist of multiple parts which the Company stamps and combines with various welded or fastened components. The Company's revenues have grown rapidly through a focused strategy of internal growth and a highly disciplined acquisition program. Since 1993, revenues have increased from $86.3 million to $222.8 million in 1995, a compound annual growth rate of approximately 61%.

  On May 31, 1996, the Company acquired MSTI, a leading supplier of complex, high value-added stampings used in chassis and suspension systems for North American OEMs. The acquisition of MSTI expands the Company's product offerings to include chassis and suspension components, increases the Company's product content on several of the most popular light truck models and enhances new business opportunities with OEMs. On a pro forma basis, the Company had revenues of approximately $424 million in 1995, which the Company believes makes it the third largest independent supplier of automotive stampings and assemblies to North American OEMs.

  The Company manufactures products for a wide variety of car and light truck models, including nine of the ten best-selling vehicles in the United States in 1995. Two of the Company's highest content per car models, the Ford Taurus and the Honda Accord, have been the best-selling cars in the United States for the past eleven years. In addition, two of the Company's highest content per light truck models, the Ford Explorer and F-Series Pick-up, were the best-selling sport utility vehicle and pick-up truck in North America in 1995. As a result of its long history of high-efficiency/high-quality manufacturing and extensive service capabilities as well as strategic acquisitions, the Company has gained access to most OEMs and has become a long-term preferred supplier to Ford, the Company's largest customer, as well as its other major customers. In addition to receiving numerous quality awards, the Company has consistently received one of Ford's highest commercial ratings for suppliers in its stamping segment.

STRATEGY

  The Company operates in the large and highly fragmented stamping segment of the automotive supply industry, which has recently begun to undergo significant consolidation. To lower costs and improve quality, OEMs are reducing their supplier base by awarding sole-source contracts to full-service stamping suppliers who are able to supply larger segments of a vehicle. OEMs' criteria for supplier selection include not only cost, quality and responsiveness, but also full-service design, engineering and program management capabilities. In addition, suppliers increasingly will be required by OEMs to deliver their products and services on a global basis. As a full-service supplier with strong OEM relationships, the Company expects to benefit from the continued consolidation within the automotive stamping segment.

  The Company's strategy is designed to capitalize on the opportunities created by the consolidation of stamping suppliers through continued internal growth and pursuit of strategic acquisitions that complement its existing business. The Company believes its strong customer relationships with OEMs enable it to more quickly identify business opportunities and react to customer needs during all stages of vehicle design.

  The key elements of the Company's strategy are:

  Technical Design, Engineering and Program Management Capabilities. The Company strives to maintain a technological advantage through investment in research and product development, advanced engineering and program management. The Company works with OEMs throughout the product development process from concept vehicle and prototype development through the design and implementation of manufacturing processes, in some cases by placing Company employees at customer facilities.

  Efficient Manufacturing/Continuous Improvement Programs. In response to OEMs' increasingly stringent demands, the Company has implemented manufacturing practices designed to maximize quality and timeliness of delivery and eliminate waste and inefficiency. The Company has continued to upgrade its manufacturing technology and product design capability through substantial investment in design and manufacturing equipment and highly trained engineering personnel.

  Strategic Acquisitions. The Company believes that consolidation in the stamping segment will continue to provide attractive opportunities to acquire high-quality companies that complement its existing business. The Company seeks to make acquisitions that (i) provide additional product, manufacturing and technical capabilities, (ii) increase the number of models for which the Company supplies products and the content supplied for existing models, (iii) add new customers and (iv) broaden the Company's geographic coverage. Since 1993, the Company has acquired four businesses. The Company intends to seek future acquisitions or develop strategic alliances that will strengthen the Company's ability to supply its products on a global basis.

  Broad Product Capabilities. The Company believes that its ability to offer a broad range of products will provide the Company with a competitive advantage as OEMs continue to consolidate their stamping suppliers. The Company's North American content per vehicle has increased from $6.23 in 1993 to $14.92 in 1995, and $28.37 on a pro forma basis after giving effect to the acquisitions of Trylon and MSTI. The acquisition of MSTI further broadens the Company's product offerings into chassis and suspension components. The Company seeks to increase volume by offering a broader range of its products to customers for each vehicle model and by developing new products for customers.

  Management and Workforce Incentives. The Company's management team has extensive experience in supplying OEMs and has a significant stake in the Company's success. After the Offering, the Company's management team will continue to own approximately 16% of the Common Stock on a fully diluted basis. To increase employee productivity, the Company utilizes incentive programs for all salaried and hourly employees and provides incentives for employees who take advantage of its continuous improvement programs and who provide cost saving ideas. The Company's decentralized management style encourages employee participation in refining and improving production processes.

RECENT ACQUISITIONS

  On May 31, 1996, the Company purchased MSTI from MascoTech, Inc. ("MascoTech") for approximately $79 million, plus certain contingent payments (the "MSTI Acquisition"). MSTI had net revenues of $152.9 million in 1995. The MSTI Acquisition has expanded the Company's product capabilities into chassis and suspension components, thereby permitting further penetration on its existing vehicle platforms. In addition, MSTI currently supplies assemblies and components for key light truck models including the Ford F-Series and Explorer and Chrysler Grand Cherokee and Mini-van and for high-volume passenger cars including the Ford Taurus/Sable and Escort and Chrysler Cirrus/Stratus. Many of the components manufactured by MSTI also require substantial value-added processing including assembly, painting and welding. The Company believes that its ability to supply a larger portion of the vehicle as a result of the MSTI Acquisition will afford it with significant opportunities to increase sales to OEMs. In a separate transaction, the Company agreed to assume production of certain parts previously manufactured at a non-acquired MascoTech facility and will make payments to MascoTech equal to 5% of the revenues to be derived by the Company during the first twelve months of production from each assumed purchase order resourced to the Company. The Company will also acquire selected inventory, tooling and production equipment used for such production at an estimated cost of approximately $6 million. The purchased assets will be transferred to the Company's existing facilities over the remainder of 1996.

  In addition, the Company has completed three other strategic acquisitions:

  . In January 1996, the Company acquired Trylon, formerly a wholly owned subsidiary of MascoTech, for approximately $25 million in cash, including transaction costs (the "Trylon Acquisition"). The Trylon Acquisition broadened the Company's product offerings to include small, precision metal stampings and assemblies, which were previously outsourced to third parties.

  . In June 1994, the Company acquired Kalamazoo Stamping and Die Company
    ("Kalamazoo"), a supplier of structural stampings and assemblies.

  . In May 1994, the Company acquired Edgewood Tool and Manufacturing Company and its affiliate Ann Arbor Assembly Corporation (collectively, "Edgewood"), a leading supplier of hood and deck lid hinges as well as structural stampings and assemblies.

  The Company was formed to acquire R.J. Tower Corporation (the "Predecessor"), the acquisition of which was completed in April 1993 (the "R.J. Tower Acquisition"). The Company completed an initial public offering of its Common Stock in August 1994 (the "IPO"). The Company's principal executive offices are located at 4508 IDS Center, Minneapolis, Minnesota 55402 and its telephone number is (612) 342-2310.

                                  THE OFFERING

Common Stock Offered by the Company.  2,000,000 shares
Common Stock Offered by Selling       2,270,000 shares
 Stockholders.......................  ----------------
  Total.............................  4,270,000 shares
Common Stock to be Outstanding after
 the Offering.......................  13,931,381 shares (1)
Use of Proceeds.....................  The net proceeds to be received by the
                                      Company from the Offering will be used to
                                      repay all indebtedness under the Company's
                                      credit agreement and for general corporate
                                      purposes that may include repayment of
                                      other indebtedness, potential future
                                      acquisitions or capital expenditures. The
                                      Company will not receive any proceeds from
                                      the sale of the shares by the Selling
                                      Stockholders. See "Use of Proceeds."
Nasdaq Stock Market Symbol..........  TWER

- --------
(1) As of May 31, 1996. Does not include (i) 1,083,504 shares of Common Stock reserved for issuance under the Company's stock option plans and employee stock discount purchase plan, of which options to purchase 277,875 shares were outstanding, (ii) 102,984 shares issuable upon the exercise of stock options issued in connection with the acquisition of Edgewood, (iii) 520,235 shares issuable upon conversion of convertible subordinated notes issued in connection with the acquisition of Edgewood (the "Convertible Notes"), and (iv) 200,000 shares issuable upon the exercise of outstanding warrants issued to MascoTech in connection with the MSTI Acquisition (the "MSTI Warrants").

                        SUMMARY FINANCIAL AND OTHER DATA
            (IN THOUSANDS, EXCEPT PER SHARE AND PER VEHICLE AMOUNTS)

                                                                        THREE MONTHS
                                 YEAR ENDED DECEMBER 31,               ENDED MARCH 31,
                          -------------------------------------- ---------------------------
                          COMBINED                     PRO FORMA                   PRO FORMA
                          1993 (1)   1994      1995    1995 (2)    1995     1996   1996 (2)
                          -------- --------- --------- --------- -------- -------- ---------
STATEMENT OF OPERATIONS
 DATA:
 Revenues...............  $ 86,334 $ 165,526 $ 222,801 $ 423,607 $ 58,423 $ 68,921 $ 111,282
 Gross profit (3).......    13,967    22,540    37,413    59,837    9,696   10,515    16,538
 Operating income.......     9,392    14,302    21,920    34,278    5,810    6,626    10,402
 Net income.............     5,009     7,361    12,071    17,073    3,296    3,188     5,143
 Net income applicable
  to common
  stockholders  (4).....     5,009     7,476    12,247    17,249    3,340    3,232     5,187
 Net income per common
  and common equivalent
  share.................  $   0.74 $    0.86 $    1.05 $    1.19 $   0.29 $   0.28 $    0.36
                          ======== ========= ========= ========= ======== ======== =========
 Weighted average common
  and common equivalent
  shares outstanding
  (5)...................     6,812     8,720    11,697    14,482   11,677   11,733    14,518
OTHER DATA:
 Capital expenditures,
  net...................  $  5,156 $  28,524 $  26,148 $  38,063 $  6,774 $  2,339 $   2,610
 EBITDA (6).............    12,143    18,440    28,469    48,191    7,383    9,208    14,089
 North American content
  per vehicle (7).......  $   6.23 $   10.83 $   14.92 $   28.37 $  14.24 $  18.59 $   30.01

                                                       MARCH 31, 1996
                                             -----------------------------------
                                DECEMBER 31,                        PRO FORMA AS
                                    1995      ACTUAL  PRO FORMA (8) ADJUSTED (9)
                                ------------ -------- ------------  ------------
BALANCE SHEET DATA:
 Working capital..............    $ 32,245   $ 26,501   $ 40,012      $ 54,209
 Total assets.................     209,476    251,710    377,815       392,012
 Total debt (10)..............      71,079     91,200    149,200       116,790
 Stockholders' investment.....      85,585     88,987    110,121       156,728

- --------
(1) On April 15, 1993, the Company acquired the Predecessor. Operating data of the Predecessor for the period January 1, 1993 to April 14, 1993 have been combined for presentation purposes with the operating data of the Company for the eight and one-half month period ended December 31, 1993, without giving effect to purchase accounting or the impact of the financing of the R.J. Tower Acquisition.
(2) The unaudited pro forma statement of operations data for the year ended December 31, 1995 reflect (i) the Trylon Acquisition (including related financing transactions), (ii) the MSTI Acquisition (including related financing transactions) and (iii) the Offering and the application of the net proceeds to the Company (at an assumed public offering price of $24.38 per share) as described in "Use of Proceeds," as if such transactions had occurred at the beginning of the period. The unaudited pro forma statement of operations data for the three months ended March 31, 1996 reflect (i) the MSTI Acquisition (including related financing transactions) and (ii) the Offering and the application of the net proceeds to the Company (at an assumed public offering price of $24.38 per share) as described in "Use of Proceeds," as if such transactions had occurred at the beginning of the period. The Company acquired Trylon on January 16, 1996. Results of operations of Trylon for the period January 1, 1996 through the acquisition date are not material and therefore have not been included in the Company's results of operations for the three-month period ended March 31, 1996. The unaudited pro forma financial data set forth herein do not purport to represent what the results of operations or financial position of the Company would have been if such transactions had occurred as of the dates indicated or attempt to project the results of operations or financial position of the Company for any future period or date. See "Use of Proceeds," "Capitalization" and "Unaudited Pro Forma Financial Statements."
 (3) Beginning in the three-month period ended March 31, 1996, the Company began classifying certain manufacturing engineering expenses as cost of sales. Previously, these expenses were classified as general and administrative expenses. Accordingly, these expenses for the periods prior to the three months ended March 31, 1996 have been reclassified to conform to the new presentation. These reclassifications had no effect on previously reported operating or net income.
 (4) Net income applicable to common stockholders reflects the elimination of interest expense on $5.0 million of Convertible Notes (net of related income tax benefit).
 (5) Assumes conversion of the $5.0 million in aggregate principal amount of the Convertible Notes issued in connection with the acquisition of Edgewood. The shares issuable upon conversion of such Convertible Notes are included in the calculation of earnings per share because the conversion price is less than the initial public offering price.

                                               (See footnotes on following page)

 (6) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.
 (7) "North American content per vehicle" is the Company's revenues divided by total North American vehicle production, which is comprised of car and light truck production in the United States, Canada and Mexico, as estimated by the Company from industry sources.
 (8) The unaudited pro forma balance sheet data reflect the MSTI Acquisition (including related financing transactions) as if such transaction had occurred on March 31, 1996.
 (9) The unaudited pro forma as adjusted balance sheet data reflect (i) the MSTI Acquisition (including related financing transactions) and (ii) the Offering and the application of the net proceeds to the Company (at an assumed public offering price of $24.38 per share) as described in "Use of Proceeds," as if such transactions had occurred on March 31, 1996.
(10) Total debt includes an aggregate of $43.8 million of indebtedness from the issuance of industrial development revenue bonds ("IRBs") to finance the construction of the Company's Bardstown facility and the purchase of related equipment. The $14.6 million of uncommitted proceeds from these IRBs is reflected as "restricted cash" on the Company's balance sheet at March 31, 1996.

                                 RISK FACTORS

  This Prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"). Also, documents subsequently filed by the Company with the Securities and Exchange Commission and incorporated herein by reference will contain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth or incorporated in the Prospectus generally. The Company cautions the reader, however, that this list of factors may not be exhaustive, particularly with respect to future filings. In analyzing an investment in the Common Stock offered hereby, prospective investors should carefully consider, along with the other matters referred to herein, the risk factors described below.

RELIANCE ON MAJOR CUSTOMERS AND SELECTED MODELS

  Ford, Honda and Chrysler accounted for approximately 68%, 15% and 10%, respectively, of the Company's revenues during 1995 and approximately 68%, 8% and 10%, respectively, on a pro forma basis. Although the Company has contracts with many of its customers, such contracts provide for supplying the customers' requirements for a particular model, rather than for manufacturing a specific quantity of products. The loss of any one of its major customers or a significant decrease in demand for certain key models or a group of related models sold by any of its major customers could have a material adverse effect on the Company. There is substantial and continuing pressure from OEMs to reduce costs, including the cost of products purchased from outside suppliers such as the Company. Management believes that the Company's manufacturing and engineering expertise and its ability to control costs will allow the Company to remain competitive. Certain of the Company's products are purchased under long-term agreements that require the Company to provide annual cost reductions to such purchasers (directly through price reductions or indirectly through suggestions regarding manufacturing efficiencies or other cost savings) by certain percentages each year. Although the Company has been able to achieve a portion of such reductions through production cost savings that benefit customers, there can be no assurance that the Company will be able to continue to generate such cost savings in the future. If the Company were unable to generate sufficient production cost savings in the future to offset such price reductions, the Company's gross margin could be adversely affected. See "Business--Customers and Marketing."

  Substantially all of the hourly employees of North American OEMs are represented by the United Automobile, Aerospace and Agricultural Implement Workers of America ("UAW") under similar collective bargaining agreements. The collective bargaining agreements applicable to Ford and Chrysler are both scheduled to expire in September 1996. The failure of Ford or Chrysler to reach agreement with the UAW relating to the terms of a new collective bargaining agreement resulting in either a work stoppage or strike at any of their respective production facilities could have a material adverse effect on the Company.

INDUSTRY CYCLICALITY AND SEASONALITY

  The automobile market is highly cyclical and is dependent on consumer spending. Economic factors adversely affecting automotive production and consumer spending could adversely impact the Company. In addition, the Company's business is somewhat seasonal. The Company typically experiences decreased revenue and operating income during the third quarter of each year due to the impact of OEM plant shutdowns in July for vacations and model changeovers. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Seasonality."

IMPORTANCE OF BUSINESS RELATED TO NEW AND REDESIGNED MODEL INTRODUCTIONS

  The Company principally competes for new business both at the beginning of the development of new models and upon the redesign of existing models by its major customers. New model development generally begins two to five years prior to the marketing of such models to the public. The Company has been successful in obtaining significant new business on new models and in supplying additional parts for existing models as they are redesigned by its customers. Although the Company has been awarded replacement business on all of its major platforms through 1998, there can be no assurance that the Company will continue to obtain such new business. The failure of the Company to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect the Company. See "Business-- Competition."

ACQUISITION STRATEGY

  Acquiring businesses that complement the Company's existing business has been and continues to be an important element of the Company's strategy for achieving profitable growth. There can be no assurance that suitable acquisition candidates will be identified and acquired in the future, that financing for any such acquisitions will be available on satisfactory terms, that the Company will be able to accomplish its strategic objectives as a result of any such acquisition or that any business or assets acquired by the Company will be integrated successfully into the Company's operations. Although the Company is continually evaluating possible acquisitions, it is not presently involved in active negotiations with any company. See "Business--Strategy."

  The MSTI Acquisition is the Company's largest acquisition to date. Although the Company has been successful in integrating prior acquisitions, no assurance can be given that the Company will not experience difficulties in integrating the operations of MSTI with those of the Company. In addition, the need to focus management's attention on integration of the operations of MSTI may constrain the Company's ability to pursue other acquisitions during the period of such integration.

COMPETITION

  The automotive components supply industry is highly competitive. Some of the Company's competitors, including certain divisions of its OEM customers, are larger and have substantially greater financial and other resources than the Company. Although management believes that the Company is well positioned to continue to supply its products to OEMs, there can be no assurance that the Company will be able to compete successfully. See "Business--Competition."

INFLUENCE OF EXISTING STOCKHOLDERS; ANTI-TAKEOVER PROVISIONS

  Certain of the Company's significant stockholders have entered into agreements to vote their shares of Common Stock in the same manner that Onex U.S. Investments, Inc. (together with its affiliates, "Onex"), the Company's largest stockholder, votes its shares. After giving effect to the sale of Common Stock offered hereby, Onex will have voting control of 31.8% of the total number of outstanding shares of Common Stock (27.7% if the Underwriters' over-allotment is exercised in full). Consequently, Onex will continue to have significant influence over the policies of the Company and any matters submitted to a stockholder vote following the Offering. See "Principal and Selling Stockholders."

  Certain provisions of the Company's Restated Certificate of Incorporation, which permit the Board of Directors to issue up to 5,000,000 shares of preferred stock without further stockholder approval, as well as certain provisions of the Delaware General Corporation Law, could have the effect of delaying, deterring or preventing a change in control of the Company.

POSSIBLE VOLATILITY OF STOCK PRICE

  The public offering price per share of the Common Stock has been determined by negotiations among the Company and representatives of the Underwriters based in part on the trading price of the Common Stock on the Nasdaq Stock Market and may not be indicative of the price at which the Common Stock will trade after completion of the Offering. In addition, the stock markets have from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of the Common Stock. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the price at which the shares of the Common Stock are sold in this Offering.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $24.38 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company) are estimated to be $46.0 million ($48.3 million if the Underwriters' over-allotment option is exercised in full). The Company will use a portion of the net proceeds to repay all of its borrowings under the Company's secured credit agreement (the "Credit Agreement"). The remaining proceeds will be used for other general corporate purposes that may include repayment of other indebtedness, potential acquisitions or capital expenditures. As of May 31, 1996, the Company had $25.3 million of indebtedness outstanding under the revolving credit facility of the Credit Agreement. The revolving credit facility expires in January 2001. Borrowings under the revolving credit facility bear interest at variable rates. The interest rate under the revolving credit facility was 7.6% at May 31, 1996. A portion of the borrowings under the revolving credit facility were used by the Company in May 1996 to repay a term loan incurred in connection with the Trylon Acquisition.

  Although the Company is continually evaluating possible acquisitions, it is not presently involved in active negotiations with any company. Pending application of the remaining net proceeds, the Company intends to invest such proceeds in short-term, interest-bearing investment grade securities or in short-term bank deposits.

  Following the Offering, the Company expects to enter into a new unsecured credit facility providing for borrowings up to $75.0 million (the "New Credit Agreement"). See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

  The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                 MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK

  The Common Stock is traded on the Nasdaq Stock Market under the symbol "TWER." The following table sets forth, for the periods indicated, the high and low closing sale prices for the Common Stock on the Nasdaq Stock Market. The Company's Common Stock commenced trading on August 12, 1994. Prior thereto, there was no public market for the Company's Common Stock.

      1994                                                         HIGH   LOW
      ----                                                        ------ ------
      Third Quarter (commencing August 12, 1994)................. $13.75 $11.50
      Fourth Quarter.............................................  11.75   7.38
      1995
      ----
      First Quarter.............................................. $10.63 $ 7.50
      Second Quarter.............................................  10.50   8.25
      Third Quarter..............................................  14.50  10.38
      Fourth Quarter.............................................  17.50  13.25
      1996
      ----
      First Quarter.............................................. $16.13 $14.63
      Second Quarter (through May 30, 1996)......................  24.88  16.00

  The last reported sale price of the Common Stock on the Nasdaq Stock Market as of a recent date is set forth on the cover page of this Prospectus.

  As of May 30, 1996, there were approximately 115 holders of record of the outstanding Common Stock. The Company believes it has a significantly larger number of beneficial holders of its Common Stock.

  The Company has not declared or paid any cash dividends on its Common Stock in the past, currently intends to retain its earnings to support its growth strategy and does not anticipate paying dividends in the foreseeable future. Any future payment of dividends is within the discretion of the Company's Board of Directors and will depend upon, among other factors, the capital requirements, operating results and financial condition of the Company from time to time. In addition, the Company's ability to pay cash dividends is limited by the terms of the Credit Agreement. As of March 31, 1996, under the most restrictive terms of the Credit Agreement, the Company would not have been permitted to pay any dividends. The Company expects to be similarly restricted by the terms of the New Credit Agreement. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth (i) the actual consolidated capitalization of the Company at March 31, 1996; (ii) the pro forma capitalization of the Company giving effect to the MSTI Acquisition (including related financing transactions); and (iii) the pro forma as adjusted capitalization of the Company giving effect to the MSTI Acquisition (including related financing transactions) and the sale by the Company of 2,000,000 shares of Common Stock in the Offering and the application of the net proceeds therefrom as if such transactions had occurred on such date. See "Use of Proceeds" and "Unaudited Pro Forma Financial Statements." This table should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference into this Prospectus.

                                                      AT MARCH 31, 1996
                                                --------------------------------
                                                                      PRO FORMA
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                --------  ---------  -----------
                                                  (IN THOUSANDS, EXCEPT PER
                                                        SHARE AMOUNTS)
Long-term debt:
  Term loan.................................... $ 25,000  $    --     $    --
  Revolving credit facility (1)................   13,803    31,803         --
  Senior secured notes (1).....................      --     65,000      65,000
  Industrial development revenue bonds (2).....   47,365    47,365      47,365
  Convertible Notes (3)........................    5,000     5,000       4,393
  Other........................................       32        32          32
  Less: current maturities.....................   (5,730)     (730)       (730)
                                                --------  --------    --------
    Total long-term debt.......................   85,470   148,470     116,060
                                                --------  --------    --------
Stockholders' investment:
  Preferred stock, par value $1.00; 5,000,000
   shares authorized; no shares issued or
   outstanding.................................      --        --          --
  Common Stock, par value $.01; 30,000,000
   shares authorized; 10,839,867 shares on an
   actual basis; 11,624,867 shares on a pro
   forma basis; and 13,724,867 shares on a pro
   forma as adjusted basis (4).................      108       116         137
  Additional paid-in capital...................   63,547    82,673     129,259
  MSTI Warrants (5)............................      --      2,000       2,000
  Retained earnings............................   25,701    25,701      25,701
  Common stock subscriptions receivable........     (369)     (369)       (369)
                                                --------  --------    --------
    Total stockholders' investment.............   88,987   110,121     156,728
                                                --------  --------    --------
    Total capitalization....................... $174,457  $258,591    $272,788
                                                ========  ========    ========

- --------
(1) On May 31, 1996, the Company used borrowings under the revolving credit facility, together with a portion of the net proceeds from the sale of $65.0 million in aggregate principal amount of senior secured notes (the "Senior Notes") to repay a $25.0 million term loan incurred in connection with the Trylon Acquisition. The remaining proceeds from sale of the Senior Notes were used to finance the cash portion of the purchase price of MSTI. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."
(2) Long-term debt includes an aggregate of $43.8 million of indebtedness from the issuance of IRBs to finance the construction of the Company's Bardstown facility and the purchase of related equipment. The $14.6 million of uncommitted proceeds from these IRBs is reflected as "restricted cash" on the Company's balance sheet at March 31, 1996.
(3) Reflects the conversion of $0.6 million of Convertible Notes by a Selling Stockholder.
(4) Does not include (i) 2,875 shares of Common Stock issued since March 31, 1996 upon the exercise of stock options, (ii) 203,639 shares of Common Stock issued since March 31, 1996 upon the conversion of certain of the Convertible Notes, (iii) 1,083,504 shares of Common Stock reserved for issuance under the Company's stock option plans and employee stock discount purchase plan, of which options to purchase 277,875 shares were outstanding as of May 31, 1996, (iv) 102,984 shares issuable upon the exercise of stock options issued in connection with the acquisition of Edgewood, (v) 520,235 shares issuable upon conversion of the Convertible Notes or (vi) 200,000 shares issuable upon the exercise of the MSTI Warrants.
(5) The MSTI Warrants were valued using the Black-Scholes option pricing model.

                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  The following Unaudited Pro Forma Statement of Operations for the year ended December 31, 1995 gives effect to (i) the Trylon Acquisition (including related financing transactions), (ii) the MSTI Acquisition (including related financing transactions) and (iii) the Offering and the application of the net proceeds therefrom to the Company (at an assumed public offering price of $24.38 per share) as described in "Use of Proceeds," as if such transactions had occurred on January 1, 1995. The following Unaudited Pro Forma Statement of Operations for the three months ended March 31, 1996 gives effect to (i) the MSTI Acquisition (including related financing transactions) and (ii) the Offering and the application of the net proceeds therefrom to the Company (at an assumed public offering price of $24.38 per share) as described in "Use of Proceeds," as if such transactions had occurred on January 1, 1996. The Company acquired Trylon on January 16, 1996. Results of operations of Trylon for the period from January 1, 1996 through the acquisition date are not material and therefore have not been included in the Company's results of operations for the three-month period ended March 31, 1996.

  The information set forth under the heading Pro Forma included in the Unaudited Pro Forma Balance Sheet as of March 31, 1996 reflects the MSTI Acquisition (including related financing transactions) as if such transaction occurred on such date. The information set forth under the heading Pro Forma As Adjusted included in the Unaudited Pro Forma Balance Sheet as of March 31, 1996 reflects (i) the MSTI Acquisition (including related financing transactions) and (ii) the Offering and the application of the net proceeds therefrom to the Company (at an assumed public offering price of $24.38 per share) as described under "Use of Proceeds," as if such transactions had occurred on such date. The historical financial statements of the Company as of March 31, 1996 already reflect the Trylon Acquisition.

  In connection with the MSTI Acquisition, the Company has committed to make additional earn-out payments if certain operating targets are achieved by the MSTI facilities in the first three years following the MSTI Acquisition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources." The Unaudited Pro Forma Financial Statements do not include any amounts related to such payments as a result of their contingent nature. In addition, the Unaudited Pro Forma Financial Statements do not include any revenues that may be derived from purchase orders to be assumed by the Company from a non-acquired MascoTech facility.

  The unaudited pro forma financial data presented herein are based on the assumptions and adjustments described in the accompanying notes. The Unaudited Pro Forma Statements of Operations do not purport to represent what the Company's results of operations actually would have been if the events described above had occurred as of the dates indicated or what such results will be for any future periods. The Unaudited Pro Forma Financial Statements are based upon assumptions and adjustments that the Company believes are reasonable. The Unaudited Pro Forma Financial Statements and the accompanying notes should be read in conjunction with the historical financial statements of the Company, Trylon and MSTI, including the notes thereto, included elsewhere herein or incorporated by reference in this Prospectus.

                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                             THE                          PRO FORMA                OFFERING       PRO FORMA
                         COMPANY (1) TRYLON (2)   MSTI   ADJUSTMENTS    PRO FORMA ADJUSTMENTS    AS ADJUSTED
                         ----------- ---------  -------- -----------    --------- -----------    -----------
STATEMENT OF OPERATIONS
 DATA:
 Revenues...............  $222,801    $47,911   $152,895                $423,607                  $423,607
 Cost of sales..........   185,388     41,315    136,592       100 (3)   363,770                   363,770
                                                               375 (4)
                          --------    -------   --------   -------      --------    -------       --------
 Gross profit...........    37,413      6,596     16,303      (475)       59,837                    59,837
 Selling, general and
  administrative
  expenses..............    14,308        700      8,054                  23,062                    23,062
 Amortization expense...     1,185        372      1,638       (32)(5)     2,497                     2,497
                                                              (666)(6)
                          --------    -------   --------   -------      --------    -------       --------
 Operating income.......    21,920      5,524      6,611       223        34,278                    34,278
 Interest expense, net..     1,799         --         --     2,000 (7)     8,207     (2,385)(8)      5,822
                                                             4,408 (9)
                          --------    -------   --------   -------      --------    -------       --------
 Income before
  provision for income
  taxes.................    20,121      5,524      6,611    (6,185)       26,071      2,385         28,456
 Provision for income
  taxes.................     8,050      2,296      3,330    (3,247)(10)   10,429        954 (11)    11,383
                          --------    -------   --------   -------      --------    -------       --------
   Net income...........  $ 12,071    $ 3,228   $  3,281   $(2,938)     $ 15,642    $ 1,431       $ 17,073
                          ========    =======   ========   =======      ========    =======       ========
   Net income applicable
    to common
    stockholders........  $ 12,247    $ 3,228   $  3,281   $(2,938)     $ 15,818    $ 1,431       $ 17,249
                          ========    =======   ========   =======      ========    =======       ========
   Net income per common
    and common
    equivalent share....  $   1.05                                      $   1.27                  $   1.19
   Weighted average
    common and common
    equivalent shares
    outstanding.........    11,697                             785 (12)   12,482      2,000 (13)    14,482

    See accompanying notes to unaudited pro forma statements of operations.

                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                           THE            PRO FORMA               OFFERING      PRO FORMA
                         COMPANY  MSTI   ADJUSTMENTS   PRO FORMA ADJUSTMENTS   AS ADJUSTED
                         ------- ------- -----------   --------- -----------   -----------
STATEMENT OF OPERATIONS
 DATA:
 Revenues............... $68,921 $42,361               $111,282                 $111,282
 Cost of sales..........                     (400)(14)
                          58,406  36,638      100 (4)    94,744                   94,744
                         ------- -------    -----      --------     -----       --------
 Gross profit...........  10,515   5,723      300        16,538                   16,538
 Selling, general and
  administrative
  expenses..............   3,514   1,998                  5,512                    5,512
 Amortization expense...     375     410     (161)(6)       624                      624
                         ------- -------    -----      --------     -----       --------
 Operating income.......   6,626   3,315      461        10,402                   10,402
 Interest expense, net..   1,308     --     1,119 (9)     2,427      (596)(8)      1,831
                         ------- -------    -----      --------     -----       --------
 Income before
  provision for income
  taxes.................   5,318   3,315     (658)        7,975       596          8,571
 Provision for income
  taxes.................   2,130   1,490     (430)(10)    3,190       238 (11)     3,428
                         ------- -------    -----      --------     -----       --------
   Net income........... $ 3,188 $ 1,825    $(228)     $  4,785     $ 358       $  5,143
                         ======= =======    =====      ========     =====       ========
   Net income applicable
    to common
    stockholders........ $ 3,232 $ 1,825    $(228)     $  4,829     $ 358       $  5,187
                         ======= =======    =====      ========     =====       ========
   Net income per common
    and common
    equivalent share.... $  0.28                       $   0.39                 $   0.36
   Weighted average
    common and common
    equivalent shares
    outstanding.........  11,733              785 (12)   12,518     2,000 (13)    14,518




    See accompanying notes to unaudited pro forma statements of operations.

             NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

(1) Represents the results of operations of the Company for the year ended December 31, 1995. Beginning in 1996, the Company began classifying certain engineering expenses that were previously classified as selling, general and administrative expenses as cost of sales. These engineering expenses incurred in 1995 have been reclassified to cost of sales to be consistent with the 1996 presentation. This reclassification had no effect on previously reported operating income or net income.
(2) Represents the results of operations of Trylon for the year ended December 31, 1995. The Company acquired Trylon on January 16, 1996. Results of operations of Trylon for the period from January 1, 1996 through the acquisition date are not material and therefore have not been included in the Unaudited Pro Forma Consolidated Statement of Operations for the three months ended March 31, 1996.
(3) Represents the change in depreciation expense resulting from adjustments to the depreciable lives of property, plant and equipment of Trylon to their estimated useful lives at the time of their acquisition and from adjustments to value such property, plant and equipment at fair value as of the date of acquisition.
(4) Represents the net periodic postretirement benefit cost associated with the postretirement benefit obligation assumed in connection with the MSTI Acquisition.
(5) Represents amortization of goodwill arising from the acquisition of Trylon, net of amortization of goodwill previously recorded by Trylon which has been eliminated. Goodwill will be amortized on a straight-line basis over a forty year period.
(6) Represents amortization of goodwill arising from the acquisition of MSTI, net of amortization of goodwill previously recorded by MSTI which has been eliminated. Goodwill will be amortized on a straight-line basis over a forty year period.
(7) Represents incremental interest expense arising from indebtedness incurred in connection with the Trylon Acquisition. Interest expense was calculated using the weighted average interest rate on the borrowings incurred to fund the acquisition.
(8) Represents the reduction in interest expense resulting from the use of the proceeds from the Offering to repay existing indebtedness, calculated using the Company's weighted average interest rate on the debt assumed to be retired for the period presented.
(9) Represents incremental interest expense arising from indebtedness incurred in connection with the MSTI Acquisition. Interest expense was calculated using the weighted average interest rate on the borrowings incurred to fund the acquisition.
(10) To adjust the provision for income taxes on a pro forma basis to reflect the Company's incremental tax rate of 40%.
(11) To record the income tax effect of the Offering adjustments at the Company's incremental income tax rate of approximately 40%.
(12) Represents the shares of Common Stock issued to MascoTech in connection with the MSTI Acquisition.
(13) Represents the shares of Common Stock to be issued by the Company in the Offering.
(14) Represents the change in depreciation expense resulting from adjustments to the depreciable lives of property, plant and equipment of MSTI to their estimated useful lives at the time of their acquisition and from adjustments to value such property, plant and equipment at fair value as of the date of acquisition.

                       UNAUDITED PRO FORMA BALANCE SHEET

                              AS OF MARCH 31, 1996
                                 (IN THOUSANDS)

                             HISTORICAL
                          ------------------
                            THE               PRO FORMA                 OFFERING       PRO FORMA
         ASSETS           COMPANY     MSTI   ADJUSTMENTS    PRO FORMA  ADJUSTMENTS    AS ADJUSTED
         ------           --------  -------- -----------    ---------  -----------    -----------
Current assets:
  Cash and cash
   equivalents..........  $  1,057  $    196  $   (196)(1)  $  1,057    $ 14,197 (8)   $ 15,254
  Accounts receivable...    53,075    26,476                  79,551                     79,551
  Inventories...........    14,777     6,041                  20,818                     20,818
  Other current assets..     6,826     5,460                  12,286                     12,286
                          --------  --------  --------      --------    --------       --------
    Total current
     assets.............    75,735    38,173      (196)      113,712      14,197        127,909
Property, plant and
 equipment, net.........   103,234    48,647    (1,000)(2)   150,881                    150,881
Restricted cash.........    14,593       --                   14,593                     14,593
Goodwill and other
 intangible assets, net.    58,148    47,383    (6,902)(3)    98,629                     98,629
                          --------  --------  --------      --------    --------       --------
                          $251,710  $134,203  $ (8,098)     $377,815    $ 14,197       $392,012
                          ========  ========  ========      ========    ========       ========
    LIABILITIES AND
STOCKHOLDERS' INVESTMENT
- ------------------------
Current liabilities:
  Current maturities of
   long-term debt.......  $  5,730       --   $ (5,000)(4)  $    730                   $    730
  Accounts payable......    28,029    22,019                  50,048                     50,048
  Accrued liabilities...    15,475     7,447                  22,922                     22,922
                          --------  --------  --------      --------    --------       --------
    Total current
     liabilities........    49,234    29,466    (5,000)       73,700                     73,700
Long-term debt, net of
 current maturities.....    85,470       --     63,000 (4)   148,470     (31,803)(8)    116,060
                                                                            (607)(9)
Other noncurrent
 liabilities............    28,019     7,005    10,500 (5)    45,524                     45,524
                          --------  --------  --------      --------    --------       --------
Stockholders'
 investment:
  Preferred stock.......       --        --                      --                         --
  Common Stock..........       108       --          8 (6)       116          20 (8)        137
                                                                               1 (9)
  MSTI Warrants.........       --        --      2,000 (6)     2,000         --           2,000
  Additional paid-in
   capital..............    63,547       --     19,126 (6)    82,673      45,980 (8)    129,259
                                                                             606 (9)
  Retained earnings.....    25,701       --                   25,701                     25,701
  Net assets acquired...       --     97,732   (97,732)(7)       --                         --
  Subscriptions
   receivable...........      (369)      --                     (369)                      (369)
                          --------  --------  --------      --------    --------       --------
    Total stockholders'
     investment.........    88,987    97,732   (76,598)      110,121      46,607        156,728
                          --------  --------  --------      --------    --------       --------
                          $251,710  $134,203  $ (8,098)     $377,815    $ 14,197       $392,012
                          ========  ========  ========      ========    ========       ========


          See accompanying notes to unaudited pro forma balance sheet.

                  NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
                                (IN THOUSANDS)

(1) To eliminate MSTI cash balances which were not included in the MSTI Acquisition.
(2) To state property, plant and equipment acquired in the MSTI Acquisition at estimated fair value and eliminate historical accumulated depreciation.
(3) To adjust goodwill to the amount recognized in connection with the MSTI Acquisition. The goodwill will be amortized on a straight-line basis over forty years.
(4) To reflect the financing transactions related to the MSTI Acquisition as follows:

      Sources:
       Proceeds from Senior Notes.....................................   $65,000
       Borrowings under the revolving credit facility.................    18,000
                                                                         -------
                                                                         $83,000
                                                                         =======
      Uses:
       Cash paid to MascoTech in connection with the MSTI Acquisition.   $55,000
       Repayment of term loan.........................................    25,000
       Transaction costs..............................................     3,000
                                                                         -------
                                                                         $83,000
                                                                         =======

(5) To record management's preliminary estimate of reserves to be established in connection with the MSTI Acquisition including $1,300 of losses to be incurred on the sale of products which have costs in excess of selling prices, $5,800 of costs to be incurred to rationalize certain facilities of MSTI, $300 of employee severance and related costs and $3,100 for the estimated accumulated benefit obligation associated with assumed postretirement medical and life insurance benefits of certain MascoTech employees. These reserves have been established based on preliminary estimates. Management does not believe the actual amounts to be incurred will be materially different than the estimated amounts.
(6) To reflect the $19,134 value of the Common Stock and $2,000 value of the MSTI Warrants issued to MascoTech in connection with the MSTI Acquisition. The MSTI Warrants were valued using the Black-Scholes option pricing model.
(7) To eliminate the historical stockholder's investment of MSTI.
(8) To reflect the application of the proceeds of the Offering to reduce outstanding indebtedness and provide for general corporate purposes. See "Use of Proceeds."
(9) To reflect the conversion of $607 principal amount of Convertible Notes into 100,000 shares of Common Stock to be sold in the Offering by a Selling Stockholder. See "Principal and Selling Stockholders."

                            SELECTED FINANCIAL DATA
           (IN THOUSANDS, EXCEPT PER SHARE AND PER VEHICLE AMOUNTS)

  The consolidated financial data for the years ended December 31, 1991 and 1992 and the three and one-half month period ended April 14, 1993 are derived from the audited consolidated financial statements of the Predecessor. The consolidated financial data for the eight and one-half month period ended December 31, 1993 and the years ended December 31, 1994 and 1995 have been derived from the audited consolidated financial statements of the Company, which are incorporated by reference into this Prospectus. The financial data for the combined year ended December 31, 1993 have been derived from the financial statements of the Predecessor and the Company and are unaudited. The consolidated financial data of the Company for the three months ended March 31, 1995 and 1996 have been derived from the Company's unaudited financial statements; however, in the Company's opinion, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations of such periods. The results for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year. The selected financial data below should be read in conjunction with the consolidated financial statements and the notes thereto of the Predecessor and the Company incorporated by reference into this Prospectus and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                 PREDECESSOR (1)                                   THE COMPANY
                          -------------------------------- ------------------------------------------------------------
                                               THREE AND    EIGHT AND                                   THREE MONTHS
                             YEAR ENDED         ONE-HALF     ONE-HALF                                       ENDED
                            DECEMBER 31,      MONTH PERIOD MONTH PERIOD   YEAR ENDED DECEMBER 31,         MARCH 31,
                          ------------------     ENDED        ENDED     ----------------------------- -----------------
                                               APRIL 14,   DECEMBER 31, COMBINED
                            1991      1992        1993         1993     1993 (2)    1994      1995      1995     1996
                          --------  --------  ------------ ------------ --------  --------- --------- -------- --------
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $ 68,025  $ 80,830    $ 25,037     $ 61,297   $ 86,334  $ 165,526 $ 222,801 $ 58,423 $ 68,921
Cost of sales (3).......    58,599    70,431      20,426       51,941     72,367    142,986   185,388   48,727   58,406
                          --------  --------    --------     --------   --------  --------- --------- -------- --------
 Gross profit (3).......     9,426    10,399       4,611        9,356     13,967     22,540    37,413    9,696   10,515
Selling, general and
 administrative expenses
 (3)                         3,399     4,440       1,223        3,155      4,378      7,435    14,308    3,586    3,514
Amortization expense....       --        --          --           197        197        803     1,185      300      375
                          --------  --------    --------     --------   --------  --------- --------- -------- --------
 Operating income.......     6,027     5,959       3,388        6,004      9,392     14,302    21,920    5,810    6,626
Interest expense, net...       959       539          93          636        729      1,899     1,799      309    1,308
Other income, net.......      (441)     (229)        (25)         --         (25)       --        --       --       --
                          --------  --------    --------     --------   --------  --------- --------- -------- --------
 Income before provision
  for income taxes......     5,509     5,649       3,320        5,368      8,688     12,403    20,121    5,501    5,318
Provision for income
 taxes..................     2,201     2,395       1,392        2,287      3,679      5,042     8,050    2,205    2,130
                          --------  --------    --------     --------   --------  --------- --------- -------- --------
 Net income.............  $  3,308  $  3,254    $  1,928     $  3,081   $  5,009  $   7,361 $  12,071 $  3,296 $  3,188
                          ========  ========    ========     ========   ========  ========= ========= ======== ========
 Net income applicable
  to common stockholders
  (4)                     $  3,308  $  3,254    $  1,928     $  3,081   $  5,009  $   7,476 $  12,247 $  3,340 $  3,232
                          ========  ========    ========     ========   ========  ========= ========= ======== ========
 Net income per common
  and common equivalent
  share.................                                     $    .45   $    .74  $     .86 $    1.05 $    .29 $    .28
 Weighted average common
  and common equivalent
  shares outstanding
  (5)...................                                        6,812      6,812      8,720    11,697   11,677   11,733
OTHER DATA:
Capital expenditures....                                     $  3,066   $  5,156  $  28,524 $  26,148 $  6,774 $  2,339
EBITDA (6)..............                                        7,851     12,143     18,440    28,469    7,383    9,208
North American content
 per vehicle (7)........                                           NA   $   6.23  $   10.83 $   14.92 $  14.24 $  18.59

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital..............................................................               $  32,245          $ 26,501
Total assets.................................................................                 209,476           251,710
Total debt (8)...............................................................                  71,079            91,200
Stockholders' investment.....................................................                  85,585            88,987

                                              (See footnotes on following page)

- --------
(1) On April 15, 1993, the Company acquired the Predecessor. Accordingly, certain information provided for the years ended December 31, 1991 and 1992, and the three and one-half month period ended April 14, 1993 is not comparable to the Statement of Operations Data of the Company due to the effects of certain purchase accounting adjustments and the financing of the R.J. Tower Acquisition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."
(2) Operating data for the Predecessor for the period January 1, 1993 to April 14, 1993 have been combined for presentation purposes with the operating data of the Company for the eight and one-half month period ended December 31, 1993, without giving effect to purchase accounting or the impact of the financing of the R.J. Tower Acquisition.
(3) Beginning in the three-month period ended March 31, 1996, the Company began classifying certain manufacturing engineering expenses as cost of sales. Previously, these expenses were classified as general and administrative expenses. Accordingly, these expenses for the periods prior to the three months ended March 31, 1996 have been reclassified to conform to the new presentation. These reclassifications had no effect on previously reported operating or net income.
(4) Net income applicable to common stockholders reflects the elimination of interest expense on $5.0 million of Convertible Notes (net of related income tax benefit).
(5) Assumes conversion of the $5.0 million in aggregate principal amount of the Convertible Notes issued in connection with the acquisition of Edgewood. The shares issuable upon conversion of the Convertible Notes are included in the calculation of earnings per share for all periods presented because the conversion price is less than the initial public offering price of the Company's Common Stock.
(6) "EBITDA" is operating income plus amortization and depreciation. EBITDA does not represent and should not be considered an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.
(7) "North American content per vehicle" is the Company's revenues divided by total North American vehicle production, which is comprised of car and light truck production in the United States, Canada and Mexico, as estimated by the Company from industry sources.
(8) Total debt includes an aggregate of $43.8 million of indebtedness from the issuance of IRBs to finance the construction of the Company's Bardstown facility and the purchase of related equipment. The $14.6 million of uncommitted proceeds from these IRBs is reflected as "restricted cash" on the Company's balance sheet at March 31, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

  The Company was organized to effect the R.J. Tower Acquisition, which was financed with a combination of common equity and secured indebtedness. Since the R.J. Tower Acquisition, the Company has continued to pursue strategic acquisitions. On May 4, 1994 the Company completed the acquisition of Edgewood, on June 29, 1994, the Company completed the acquisition of Kalamazoo, on January 16, 1996, the Company completed the Trylon Acquisition, and on May 31, 1996, the Company completed the MSTI Acquisition.

  The following table sets forth the percentage relationship of certain items to revenues for the periods indicated:

                                                           THREE MONTHS ENDED
                            YEAR ENDED DECEMBER 31,             MARCH 31,
                         -------------------------------- -----------------------
                                                PRO FORMA               PRO FORMA
                         1993 (1) 1994   1995   1995 (2)  1995   1996   1996 (2)
                         -------- -----  -----  --------- -----  -----  ---------
Revenues................  100.0%  100.0% 100.0%   100.0%  100.0% 100.0%   100.0%
Cost of sales...........   83.8    86.4   83.2     85.9    83.4   84.7     85.1
                          -----   -----  -----    -----   -----  -----    -----
Gross profit............   16.2    13.6   16.8     14.1    16.6   15.3     14.9
Selling, general and
 administrative
 expenses...............    5.1     4.5    6.5      5.4     6.1    5.1      5.0
Amortization expense....     .2      .5     .5       .6      .6     .6       .6
                          -----   -----  -----    -----   -----  -----    -----
Operating income........   10.9     8.6    9.8      8.1     9.9    9.6      9.3
Interest and other
 expense................     .8     1.1     .8      1.4      .5    1.9      1.6
                          -----   -----  -----    -----   -----  -----    -----
Income before provision
 for income taxes.......   10.1     7.5    9.0      6.7     9.4    7.7      7.7
Provision for income
 taxes..................    4.3     3.1    3.6      2.7     3.8    3.1      3.1
                          -----   -----  -----    -----   -----  -----    -----
Net income..............    5.8%    4.4%   5.4%     4.0%    5.6%   4.6%     4.6%
                          =====   =====  =====    =====   =====  =====    =====

- --------
(1) Operating data for the Predecessor for the period January 1, 1993 to April 14, 1993 have been combined for presentation purposes with the operating data of the Company for the eight and one-half month period ended December 31, 1993, without giving effect to purchase accounting or the impact of the financing of the R.J. Tower Acquisition.
(2)See "Unaudited Pro Forma Financial Statements."

  The Company believes that MSTI's historical gross margin has been slightly lower than that of the Company, primarily because MSTI's products have historically contained a greater proportion of components purchased from outside suppliers. As a result, the Company expects some downward pressure on its overall gross margin in periods following the MSTI Acquisition. MSTI's results of operations for the first three quarters of 1995 were adversely impacted by significant costs incurred by MSTI related to the launch of new product programs during such periods. Following the MSTI Acquisition, the Company anticipates cost savings from the consolidation of MSTI's technical, engineering and sales functions with those of the Company.

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1996 TO THE THREE MONTHS ENDED MARCH 31, 1995

 Revenues

  Revenues for the three months ended March 31, 1996 increased by $10.5 million, or 18%, to $68.9 million compared to $58.4 million for the three months ended March 31, 1995. Revenues for the 1996 period increased over the 1995 period due to new business awarded to the Company and the Trylon Acquisition in January 1996, despite significant production decreases in key models served by the Company, including the Ford Escort, Villager, Taurus/Sable, Econoline and the Chrysler LH line.

 Cost of Sales

  Cost of sales as a percentage of revenues for the three months ended March 31, 1996 was 84.7% compared to 83.4% for the three months ended March 31, 1995. The decrease in gross margins was the result of lower margins on the Trylon business and fixed costs at the Company's Bardstown facility while the plant is ramping up and operating at less than full capacity, partially offset by operating efficiencies and enhanced productivity.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses decreased slightly to $3.5 million for the three months ended March 31, 1996 from $3.6 million for the three months ended March 31, 1995. The decrease was due primarily to lower engineering costs in the first quarter of 1996. As a percentage of revenues, selling, general and administrative expenses were 5.1% for the three months ended March 31, 1996 compared to 6.1% for the three months ended March 31, 1995.

 Interest Expense

  Interest expense for the three months ended March 31, 1996 was $1.3 million compared to $309,000 for the three months ended March 31, 1995. The increase was due principally to increased borrowings under the Credit Agreement to fund the Trylon Acquisition.

 Income Taxes

  The effective income tax rate was 40.1% for the three months ended March 31, 1996 and 1995. The effective rates were higher than the statutory rates primarily as a result of state taxes and nondeductible goodwill amortization.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

 Revenues

  Revenues for the year ended December 31, 1995 increased $57.3 million, or 34.6%, to $222.8 million compared to $165.5 million for the year ended December 31, 1994. Revenues increased despite significant production decreases on key vehicles served by the Company including the Ford Escort, Taurus/Sable, and Econoline and Chrysler LH line. These decreases were offset by new business that began production during the year and the full year effects of the Company's acquisitions of Edgewood in May 1994 and Kalamazoo in June 1994.

 Cost of Sales

  Cost of sales, as a percentage of revenues, decreased to 83.2% for the year ended December 31, 1995 compared to 86.4% for the year ended December 31, 1994. The improvement in gross margins was a result of the productivity improvement initiatives in place and synergies realized from the acquisitions of Edgewood and Kalamazoo. These were partially offset by higher raw material costs.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased to $14.3 million, or 6.5% of revenues, for the year ended December 31, 1995 compared to $7.4 million, or 4.5% of revenues, for the year ended December 31, 1994. The increased expense was due in part to the full year effect of the acquisitions of Edgewood and Kalamazoo combined with the incremental engineering, technical and development costs associated with future programs.

 Other

  Amortization expense increased to $1.2 million for the year ended December 31, 1995 from $.8 million for the year ended December 31, 1994 due to incremental goodwill amortization related to the Company's 1994 acquisitions. Interest expense decreased to $1.8 million in 1995 from $1.9 million in 1994. The decrease is due to the effect of the application of the proceeds from the Company's IPO to reduce indebtedness. The provision for income taxes was at an effective rate of 40.0% for the year ended December 31, 1995 and 40.7% for the year ended December 31, 1994. The effective rates were higher than federal statutory rates as a result of nondeductible goodwill amortization and state income taxes.

COMPARISON OF YEAR ENDED DECEMBER 31, 1994 TO COMBINED YEAR ENDED DECEMBER 31, 1993

 Revenues

  Revenues for the year ended December 31, 1994 increased $79.2 million, or 91.7%, to $165.5 million from $86.3 million for the combined year ended December 31, 1993. Approximately $70 million of the increase was due to the incremental effects of the acquisitions of Edgewood and Kalamazoo. The remaining increase was from ongoing operations resulting from increased business on models served by the Company. The balance out of the Ford Tempo/Topaz in April 1994 and the reduction in Ford's Aerostar mini-van production in May 1994 offset a portion of the benefits from the continued recovery in the North American automotive market.

 Cost of Sales

  Cost of sales, as a percentage of revenues, increased to 86.4% for the year ended December 31, 1994 compared to 83.8% for the combined year ended December 31, 1993. The Company's margins were lower than 1993 levels due to lower margins associated with the acquired businesses, higher prices on certain non-contract steel purchases and costs associated with the launch of new programs.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased by $3.1 million, but decreased from 5.1% of revenue for the combined year ended December 31, 1993 compared to 4.5% in 1994. The increased costs were reflective of the acquired businesses and engineering and development activities associated with future growth in new business.

 Other

  Amortization expenses increased to $.8 million in 1994 from $.2 million for the combined year ended December 31, 1993 due to incremental goodwill amortization related to the Company's 1994 acquisitions. Interest expense increased to $1.9 million for the year ended December 31, 1994 from $.7 million for the combined year ended December 31, 1993. The increase was, in part, the result of additional borrowings to fund the Company's 1994 acquisitions and higher interest rates on the Company's variable rate indebtedness, offset by the effect of the application of the proceeds from the IPO to reduce outstanding indebtedness. The provision for income taxes was at an effective rate of 40.7% for the year ended December 31, 1994 and 42.3% for the combined year ended December 31, 1993. The decrease was due primarily to the lower relative impact of permanent differences on pretax income. The effective rates were higher than federal statutory rates as a result of nondeductible goodwill amortization and state income taxes.

SEASONALITY

  The Company's performance is dependent on automotive vehicle production, which is seasonal in nature. The third calendar quarter is historically the weakest due to the impact of OEM plant shutdowns in July for vacation and model changeovers.

LIQUIDITY AND CAPITAL RESOURCES

  At March 31, 1996, the Company had approximately $39 million of indebtedness outstanding under its Credit Agreement. In connection with the MSTI Acquisition, the Company and its lenders amended the terms of the Credit Agreement to permit the acquisition and the related financing arrangements. The Credit Agreement, as amended, consists of a revolving credit facility with a committed amount of $75.0 million (subject to eligible accounts receivable and inventory, as defined in the Credit Agreement, which exceeded $75.0 million after giving effect to the MSTI Acquisition). The Credit Agreement matures in January 2001 and bears interest at variable rates equal to, at the Company's option, either a prime-based rate or LIBOR plus a variable margin. The interest rate under the revolving credit facility was 7.6% at May 31, 1996. The Credit Agreement is secured by substantially all of the assets of the Company and provides for the issuance of letters of credit to collateralize the outstanding IRBs. At May 31, 1996, the Company had $25.3 million of indebtedness outstanding under the revolving credit facility, including approximately $18 million borrowed at the time of the MSTI Acquisition. The Company intends to use a portion of the net proceeds of the Offering to repay all of its borrowings under the Credit Agreement.

  At March 31, 1996, the Company also had $43.8 million of indebtedness outstanding pursuant to IRBs issued with the City of Bardstown, Kentucky. Proceeds from these IRBs were used to finance construction of a 240,000 square foot manufacturing facility and the related purchase of equipment. The Bardstown IRBs, which are due June 1, 2024 and March 1, 2025, are collateralized by a letter of credit. As of March 31 1996, $29.2 million of the proceeds had been expended or committed for the first phase of the facility and related equipment. The unexpended proceeds from the Bardstown IRBs of $14.6 million at March 31, 1996, are invested in treasury securities and will be used to finance the second phase of the facility. These IRBs bear interest at a floating rate which is adjusted weekly as determined by the bond remarketing agent (5.5% at March 31, 1996 and 5.85% at December 31, 1995). The second phase of the facility, which includes the purchase and installation of additional processing equipment, is anticipated to be completed by the end of 1998.

  At March 31, 1996, the Company had $3.6 million in outstanding indebtedness relating to IRBs issued in connection with the construction of its Auburn, Indiana plant. The Auburn IRBs are collateralized by a letter of credit, certain equipment and a mortgage on the Company's Auburn, Indiana plant. The Auburn IRBs are payable in annual installments of $720,000 through September 2000 and bear interest at a floating rate which is adjusted weekly as determined by the bond remarketing agent (3.70% at March 31, 1996 and 5.85% at December 31, 1995).

  On January 16, 1996, the Company acquired all of the outstanding common stock of Trylon for total cash consideration, including transaction costs, of approximately $25 million. To finance the acquisition, the Company and its lenders amended the Credit Agreement to provide, among other things, a $25.0 million term loan, which was repaid in May 1996 using a portion of the proceeds from the sale of the Senior Notes and borrowings under the revolving credit facility.

  On May 6, 1996, the Company agreed to assume production of certain parts previously manufactured at a non-acquired MascoTech facility and will make payments to MascoTech equal to 5% of the revenues to be derived by the Company during the first twelve months of production from each assumed purchase order resourced to the Company. The Company will also acquire selected inventory, tooling and production equipment used for such production at an estimated cost of approximately $6 million. The purchased assets will be transferred to the Company's existing facilities over the remainder of 1996.

  On May 31, 1996, the Company purchased MSTI from MascoTech for an aggregate purchase price of approximately $79 million (including payment of related fees and expenses). The aggregate consideration paid by the Company consisted of
(i) 785,000 shares of Common Stock, (ii) $55.0 million in cash (subject to working capital adjustments), and (iii) warrants to purchase an aggregate of 200,000 shares of Common Stock at an exercise price of $18.00 per share. In addition, the Company issued a 7% promissory note in favor of MascoTech payable approximately one year following the acquisition in an aggregate principal amount of $5.0 million, which is subject to reduction based on the operating profits of the MSTI facilities for the 12 months following the acquisition. Pursuant to the terms of the acquisition, the Company is required to make additional earn-out payments to MascoTech if certain operating targets are achieved by the MSTI facilities in the first three years following the acquisition. If all such operating targets are met, the earn-out payments will not exceed $30.0 million less the principal amount of the promissory note issued to MascoTech.

  The Company financed the cash portion of the purchase price of MSTI through the issuance in two series of Senior Notes having an aggregate principal amount of $65.0 million. The $40.0 million of Series A Senior Notes have a final maturity on June 1, 2006 and require annual principal payments commencing on June 1, 2000 and continuing every year thereafter until their final maturity. The $25.0 million of Series B Senior Notes have a final maturity on June 1, 2008 and require annual principal payments commencing on June 1, 2004 and continuing every year thereafter until their final maturity. The Senior Notes require the Company to make semi-annual interest payments commencing December 1, 1996. The Senior Notes are guaranteed by all of the Company's significant subsidiaries.

  The Senior Notes rank pari passu with the Company's other senior secured indebtedness and are ratably secured by the accounts receivable, inventory, owned personal property and certain real property of the Company. On or after June 30, 1996, at the Company's request, the collateral securing the Senior Notes will be released in the event that (i) the Company's other senior creditors which are, at that time, ratably secured by the collateral have given their approval to such a release, (ii) the Company's consolidated adjusted net worth is greater than $125.0 million and (iii) the Company has a consolidated funded debt to consolidated total capitalization of not greater than 50%. The net proceeds from the sale of the Senior Notes not used to finance the MSTI Acquisition were used, together with borrowings under the revolving credit facility portion of the Credit Agreement, to repay in full the $25.0 million term loan incurred by the Company in connection with the Trylon Acquisition.

  Following the consummation of the Offering contemplated hereby, the Company expects to enter into the New Credit Agreement. Based upon discussions with its principal lender, the Company expects that the New Credit Agreement will provide for borrowings of up to $75 million and have a scheduled maturity in June 2001. The New Credit Agreement will be unsecured and will generally contain less restrictive covenants and better pricing terms than the Credit Agreement. To date, no definitive agreements have been executed and no assurance can be given that the New Credit Agreement will be executed on such terms.

  During the three months ended March 31, 1996 and the year ended December 31, 1995, the Company generated $6.8 million and $13.9 million, respectively, of cash which was used to partially fund capital expenditures.

  The Company has made substantial investments in manufacturing technology and product design capability to support its products. Capital expenditures were $2.3 million for the three months ended March 31, 1996 and $6.8 million in the comparable period of 1995. The Company currently has budgeted $17.7 million for capital expenditures in the remaining months of 1996 and $24.5 million for 1997, primarily for equipment and dedicated tooling purchases. Capital expenditures in 1996 and 1997 are expected to be financed either with cash generated from operations or borrowings under the Credit Agreement or the New Credit Agreement, as the case may be.

  The Company believes the borrowing availability under its Credit Agreement or New Credit Agreement, as the case may be, together with funds generated by operations and the remaining net proceeds from the Offering, should provide the Company with the liquidity and capital resources to pursue its business strategy through 1996, with respect to working capital, capital expenditures and other operating needs. To fund additional acquisitions, the Company may have to arrange for additional financing. Under present conditions, management does not believe access to funds will restrict its ability to pursue its acquisition strategy.

EFFECTS OF INFLATION

  Inflation generally affects the Company by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, equipment and raw materials. Management believes that inflation has impacted the Company's business over the past 18 months because of rising labor costs and raw material costs, principally steel. Certain of the Company's contracts with customers provide that increases in the Company's cost of raw materials may be passed through to the customer, subject to certain limitations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity interests for fiscal years beginning after December 15, 1995. The Company has concluded that it will not adopt the accounting requirements of SFAS No. 123, but will conform to the disclosure requirements contained therein, which require the disclosure of pro forma income and earnings per share information as if this fair value method of accounting had been applied. This disclosure will have no impact on the Company's results of operations or financial position.

                                   BUSINESS

GENERAL

  The Company is a leading designer and producer of high-quality, engineered metal stampings and assemblies used by major North American OEMs, including Ford, Honda, Chrysler, General Motors, Mazda, Toyota and Nissan. The Company's products range from engineered mechanical parts, such as hood and deck lid hinges and brake components, to large structural stampings and assemblies, such as body pillars, chassis, suspension and floor pan components and major housing assemblies. The majority of the Company's revenues are derived from complex, high value-added products, primarily assemblies which generally consist of multiple parts which the Company stamps and combines with various welded or fastened components. The Company's revenues have grown rapidly through a focused strategy of internal growth and a highly disciplined acquisition program. Since 1993, revenues have increased from $86.3 million to $222.8 million in 1995, a compound annual growth rate of approximately 61%.

  On May 31, 1996, the Company acquired MSTI, a leading supplier of complex, high value-added stampings used in chassis and suspension systems for North American OEMs. The MSTI Acquisition expands the Company's product offerings to include chassis and suspension components, increases the Company's product content on several of the most popular light truck models and enhances new business opportunities with OEMs. On a pro forma basis, the Company had revenues of approximately $424 million in 1995, which the Company believes makes it the third largest independent supplier of automotive stampings and assemblies to North American OEMs.

  The Company manufactures products for a wide variety of car and light truck models, including nine of the ten best-selling vehicles in the United States in 1995. Two of the Company's highest content per car models, the Ford Taurus and the Honda Accord, have been the best-selling cars in the United States for the past eleven years. In addition, two of the Company's highest content per light truck models, the Ford Explorer and F-Series Pick-up, were the best-selling sport utility vehicle and pick-up truck in North America in 1995. As a result of its long history of high-efficiency/high-quality manufacturing and extensive service capabilities as well as strategic acquisitions, the Company has gained access to most OEMs and has become a long-term preferred supplier to Ford, the Company's largest customer, as well as its other major customers. In addition to receiving numerous quality awards, the Company has consistently received one of Ford's highest commercial ratings for suppliers in its stamping segment.

STRATEGY

  The Company operates in the large and highly fragmented stamping segment of the automotive supply industry, which has recently begun to undergo significant consolidation. To lower costs and improve quality, OEMs are reducing their supplier base by awarding sole-source contracts to full-service stamping suppliers who are able to supply larger segments of a vehicle. OEMs' criteria for supplier selection include not only cost, quality and responsiveness, but also full-service design, engineering and program management capabilities. In addition, suppliers increasingly will be required by OEMs to deliver their products and services on a global basis. As a full-service supplier with strong OEM relationships, the Company expects to benefit from the continued consolidation within the automotive stamping segment.

  The Company's strategy is designed to capitalize on the opportunities created by the consolidation of stamping suppliers through continued internal growth and pursuit of strategic acquisitions that complement its existing business. The Company believes its strong customer relationships with OEMs enable it to more quickly identify business opportunities and react to customer needs during all stages of vehicle design.

  The key elements of the Company's strategy are:

  Technical Design, Engineering and Program Management Capabilities. The Company strives to maintain a technological advantage through investment in research and product development, advanced engineering and program management. The Company works with OEMs throughout the product development process from concept vehicle and prototype development through the design and implementation of manufacturing processes, in some cases by periodically placing Company employees at customer facilities.

  Efficient Manufacturing/Continuous Improvement Programs. In response to OEMs' increasingly stringent demands, the Company has implemented manufacturing practices designed to maximize quality and timeliness of delivery and eliminate waste and inefficiency. The Company has continued to upgrade its manufacturing technology and product design capability through substantial investment in design and manufacturing equipment and highly-trained engineering personnel.

  Strategic Acquisitions. The Company believes that consolidation in the stamping segment will continue to provide attractive opportunities to acquire high-quality companies that complement its existing business. The Company seeks to make acquisitions that (i) provide additional product, manufacturing and technical capabilities, (ii) increase the number of models for which the Company supplies products and the content supplied for existing models, (iii) add new customers and (iv) broaden the Company's geographic coverage. Since 1993, the Company has acquired four businesses. The Company intends to seek future acquisitions or develop strategic alliances that will strengthen the Company's ability to supply its products on a global basis. While the Company manages its manufacturing facilities, including acquired facilities, on a decentralized basis, all advanced design/engineering, marketing and sales functions are integrated in order to optimize customer relationships and facilitate management of vehicle programs.

  Broad Product Capabilities. The Company believes that its ability to offer a broad range of products will provide the Company with a competitive advantage as OEMs continue to consolidate their stamping suppliers. The Company's North American content per vehicle has increased from $6.23 in 1993 to $14.92 in 1995, and $28.37 on a pro forma basis after giving effect to the acquisitions of Trylon and MSTI. The MSTI Acquisition further broadens the Company's product offerings into chassis and suspension components. The Company seeks to increase volume by offering a broader range of its products to customers for each vehicle model and by developing new products for customers.

  Management and Workforce Incentives. The Company's management team has extensive experience in supplying OEMs and has a significant stake in the Company's success. After the Offering, the Company's management team will continue to own approximately 16% of the Common Stock on a fully diluted basis. To increase employee productivity, the Company utilizes incentive programs for all salaried and hourly employees and provides incentives for employees who take advantage of its continuous improvement programs and who provide cost saving ideas. The Company's decentralized management style encourages employee participation in refining and improving production processes.

RECENT ACQUISITIONS

  On May 31, 1996, the Company completed its most recent acquisition with the purchase of MSTI from MascoTech. MSTI, a leading supplier of complex, high value-added stampings used in chassis and suspension systems for North American OEMs, had net revenues of $152.9 million in 1995. The Company paid an aggregate of approximately $79 million for MSTI (including the payment of related fees and expenses), plus additional earn-out payments if certain operating targets are achieved by the MSTI facilities in the first three years following the acquisition. In a separate transaction, the Company has agreed to assume production of certain parts previously manufactured at a non-acquired MascoTech facility and will make payments to MascoTech equal to 5% of the revenues to be derived by the Company during the first twelve months of production from each assumed purchase order resourced to the Company. The Company will also acquire selected inventory, tooling and production equipment used for such production at an estimated cost of approximately $6 million. The purchased assets will be transferred to the Company's existing facilities over the remainder of 1996.

  The Company believes that the MSTI Acquisition will provide the Company with several strategic benefits, including the following:

  Additional Product Offerings. The MSTI Acquisition has expanded the Company's product offerings by adding complex, high value-added metal stampings used in chassis and suspension systems. The Company believes that its ability to produce a larger segment of a vehicle as a result of the MSTI Acquisition will afford it with significant opportunities to increase sales as OEMs continue to consolidate their supplier base.

  Complementary New Technology. The MSTI Acquisition provides chassis and suspension technology as well as providing substantial value-added processing technologies including assembly, painting and welding. The Company believes that these acquired technologies will provide significant additional opportunities to both serve existing customers and secure new business.

  Increased Model Penetration. As a result of the MSTI Acquisition, the Company will increase its content per vehicle on key light trucks and sport utility vehicles such as the Ford F-Series and Explorer and the Chrysler Grand Cherokee as well as on high volume passenger cars such as the Ford Taurus/Sable. As a result of this increased model penetration, the Company believes that it will have greater opportunities to supply additional parts for such models.

  The MSTI Acquisition has enabled the Company to increase its content per vehicle on the following models:

   CUSTOMER               CAR MODELS                          TRUCK MODELS
   --------               ----------                          ------------
   Ford            Taurus/Sable,            Econoline, Explorer, Villager, F-Series, Ranger,
                   Contour/Mystique, Escort Medium Trucks, Expedition
   Chrysler        Neon, Stratus/Cirrus     Grand Cherokee, Voyager, Caravan, Ram Pick-up,
                                            Dakota, Ram Van, Wrangler
   General Motors  Lumina                   C/K Truck, Blazer, Chevy Van, Suburban
   Nissan                                   Quest

  In January 1996, the Company acquired Trylon for approximately $25 million in cash, including transaction costs. The Trylon Acquisition (i) broadened the Company's product offerings to include small, precision metal stampings and assemblies, which were previously outsourced to third parties, (ii) established a significant relationship between the Company and General Motors and (iii) increased content on Ford models, primarily the Villager. Trylon generated $47.9 million in revenues in 1995.

  In June 1994, the Company acquired Kalamazoo, a supplier of structural stampings and assemblies that added a structural component to the Company's product offerings and increased model penetration with Ford.

  In May 1994, the Company acquired Edgewood, which added engineered mechanical stampings, primarily hood and deck lid hinges, and structural components to the Company's product offerings, increased model penetration with the Company's existing customers and provided the Company with a significant new customer, Mazda.

PRODUCTS

  The Company's products consist primarily of unexposed structural stampings and assemblies and engineered mechanical parts, many of which are critical to the structural integrity of the vehicle. These stampings and assemblies are attached directly to the frame of an automobile at the OEM assembly plant and comprise the major structure of a vehicle. Mechanical components manufactured by the Company, such as hood and deck lid hinges, are attached to larger structural components. These parts use various grades and thicknesses of steel including hot and cold rolled, galvanized, organically coated, stainless and aluminized steel. The Company does not produce exposed sheet metal components, such as exterior body panels. See "Suppliers and Raw Materials."

  The Company's primary products are illustrated on the inside front cover page of this Prospectus.

  Although a portion of the Company's stampings are sold directly to OEMs as finished products, most are used by the Company to produce assemblies or final products including multiple parts that are welded or otherwise fastened together by the Company. In 1995, assemblies represented a majority of the Company's revenues.

CUSTOMERS AND MARKETING

  The North American automotive market is dominated by General Motors, Ford and Chrysler, although Japanese and other foreign manufacturers have captured a substantial portion of this market. The Company supplies its products primarily to Ford, Honda, Chrysler, General Motors, Mazda, Toyota and Nissan.

  The Company's customers award contracts that normally cover parts to be supplied for a particular car model. Such contracts typically extend over the life of the model, which is generally four to seven years and do not require the purchase by the customer of any minimum number of parts. As a result, the primary risk to the Company is that an OEM will produce fewer units of a model than anticipated. The Company supplies parts for a broad cross-section of both new and mature models, thereby reducing its reliance on any particular model. For example, the Company supplies parts for substantially all models produced by Ford, Honda and Chrysler. The following table presents an overview of the major models for which the Company supplies products:

   CUSTOMER                   CAR MODELS                      TRUCK MODELS
   --------                   ----------                      ------------
   Ford            Taurus/Sable, Contour/ Mystique,  Econoline, Explorer, Villager,
                   Mustang, Escort, Crown Victoria,  Aerostar, Windstar, F-Series,
                   Grand Marquis, Probe, Continental Ranger, Medium Trucks,
                                                     Expedition
   Honda           Accord, Civic, Acura Integra
   Chrysler        Concorde/Intrepid/Vision, Neon,   Grand Cherokee, Voyager,
                   Viper, Stratus/Cirrus             Caravan, Ram Pick-up,
                                                     Dakota, Ram Van, Wrangler
   General Motors  Cavalier, Sunfire, Grand Am,      C/K Truck, Blazer,
                   Lumina, Grand Prix                Chevy Van, Suburban
   Mazda           626, MX6
   Toyota          Avalon, Camry                     Mini-van
   Nissan          Sentra                            Quest

  Most of the parts the Company produces have a lead time of two to five years from product development to production. See "Design and Engineering Support." Since 1988, the Company has been the leading supplier for hood and deck hinges at Ford and Chrysler and is responsible for the design and production of such products. The selling prices of these products are generally negotiated between the Company and its customers and are typically not subject to a competitive bid process.

  The Company has been awarded new business (i.e., parts not previously supplied by the Company) for the calendar year indicated for the models set forth below:

      YEAR                     MODELS
      ----                     ------
      1996.................... Ford Escort, Taurus/Sable, Chrysler Dakota, Acura Integra, Toyota Camry
      1997.................... Ford Escort Coupe, Ranger, Continental, Honda Accord, Toyota Mini-van
      1998.................... Ford Medium Truck, Lincoln

  Sales of the Company's products to OEMs are made directly by the Company's sales and engineering force, headquartered at the technical center located in Farmington Hills, Michigan. Through the technical center, the Company services its OEM customers and manages its continuing programs of product design improvement and development. The Company's sales and engineering force consists of approximately 150 individuals, some of whom are periodically placed at various customer facilities to facilitate the development of new programs.

DESIGN AND ENGINEERING SUPPORT

  The Company strives to maintain a technological advantage through investment in product development and advanced engineering capabilities. The Company's engineering staff currently consists of approximately 140 full-time engineers whose responsibilities range from research and development, advanced product development, product design, testing and initial prototype development to the design and implementation of manufacturing processes.

  Because assembled parts must be designed at an early stage in the development of new vehicles or model revisions, the Company is increasingly given the opportunity to utilize its product engineering resources early in the planning process. Advanced development engineering resources create original engineering designs, computer-aided designs, feasibility studies, working prototypes and testing programs to meet customer specifications. The Company's advanced development capabilities have resulted in several innovations in hinge design that have provided significant benefits to the Company's customers. These include, among others, adjustable single pivot hinges, multi-link hinges, lift-assisted deck hinges and an integrated hood catcher. The Company also has full service design capability for chassis components.

  The Company's manufacturing engineering capabilities enable it to design and build high-quality and efficient manufacturing systems, processes and equipment and to continually improve its production processes and equipment. The Company's manufacturing engineers are located at each of its manufacturing facilities.

MANUFACTURING AND FACILITIES

  Stamping involves passing metal through dies in a stamping press to form the metal into three-dimensional parts. The Company produces stamped parts using precision single-stage, progressive and transfer presses, ranging in size from 150 to 2000 tons, which perform multiple functions as raw material proceeds through the press and is converted into a finished product. A single-stage press performs a single processing function to a piece of metal. A progressive press leaves a thin band of connecting metal in place, which permits the ultimate part to progress through the different stages of the press during the stamping process. A transfer press is used in conjunction with a mechanical transfer system, which transfers only the metal part through the various stages of the press. A transfer press is designed to maximize raw material utilization by eliminating the need to leave a thin band of connecting metal in place during the stamping process. Approximately 15% of the Company's presses are transfer presses, with the remaining 85% being either hand-fed, tandem or progressive press machines. The Company continually invests in its press technology to increase flexibility, improve safety and minimize die changeover time. During 1995, the Company's employees trained on improving die changeover times. For example, at the Auburn, Indiana manufacturing facility, a team of employees reduced die changeovers of a 500-ton press from 109 minutes in July 1995 to approximately 14 minutes by January 1996. The faster changeover times have allowed the Company to increase its product throughput and to reduce its employee overtime.

  After forming is completed, stampings that are to be used in assemblies are placed in work-in-progress staging areas from which they are fed into cell-oriented assembly operations that produce complex, value-added assemblies through the combination of multiple parts that are welded or fastened together. The Company's assembly operations are performed on either dedicated, high-volume welding/fastening machines or on flexible-cell oriented robotic lines for units with lower volume production runs. The assembly machines attach additional parts, fixtures or stampings to the original metal stampings. In addition to standard production capabilities, the Company's assembly machines are also able to perform various statistical control functions and identify improper welds and attachments. The Company continually works with manufacturers of fixed/robotic welding systems to develop faster, more flexible machinery. Several of the Company's welding systems were designed by the Company.

  A significant component of the Company's continuous improvement program is the formation of Kaizen teams. Kaizen teams are groups of seven to ten people which meet bi-monthly for periods of two to four days to solve specific manufacturing issues. Issues dealt with by the Kaizen teams are determined by a steering committee. Kaizen teams have the autonomy to redesign the manufacturing process and the authority and funds to implement recommended changes throughout the Company.

  OEMs have established quality rating systems involving rigorous inspections of suppliers' facilities and operations. OEMs' factory rating programs provide a quantitative measure of a company's success in improving the quality of its operations. The Company has received quality awards from Ford (Q1) and Chrysler (Pentastar) and has consistently received one of Ford's highest commercial ratings for suppliers in the stamping segment. The automotive industry has recently adopted a quality rating system known as QS-9000. The Company is currently in the process of becoming QS-9000 certified, which it expects to complete by the end of 1996.

  The Company maintains several manufacturing facilities located in close proximity to many of the high-volume vehicle assembly plants in the United States. One of the primary goals of the new Bardstown facility is to satisfy the just-in-time delivery requirements of Toyota in Georgetown, Kentucky; Nissan in Smyrna, Tennessee; and Ford in Louisville, Kentucky.

  The following table provides information regarding the Company's principal facilities.

                                                                          DATE
                          SQUARE  TYPE OF         DESCRIPTION         ACQUIRED OR
LOCATION                  FOOTAGE INTEREST          OF USE           FIRST OCCUPIED
- --------                  ------- -------- ------------------------- --------------
Bardstown, Kentucky.....  240,000  Owned   Manufacturing                  1995
Kalamazoo, Michigan       222,000  Owned/  Manufacturing/                 1994
 (3 locations)..........           Leased  Warehouse/Office
Traverse City, Michigan   220,000  Owned   Manufacturing                  1996
 (4 locations)..........
Greenville, Michigan....  160,000  Owned   Manufacturing/Office           1993
Auburn, Indiana.........  132,000  Owned   Manufacturing/Office           1993
Kendallville,             132,000  Owned   Manufacturing                  1996
 Indiana(1).............
Romulus, Michigan.......  115,000  Leased  Manufacturing/Office           1994
Bluffton, Ohio(1).......  102,000  Owned   Manufacturing                  1996
Rochester Hills,           89,000  Leased  Office/Engineering/Design      1996
 Michigan(1)............
Manchester, Michigan....   61,000  Owned   Manufacturing                  1994
Upper Sandusky, Ohio(1).   56,000  Owned   Manufacturing                  1996
Grand Rapids, Michigan..   23,000  Leased  Operating Headquarters         1993
Farmington Hills,          12,000  Leased  Engineering/Design             1994
 Michigan...............
Minneapolis, Minnesota..    5,700  Leased  Corporate Headquarters         1993

- --------
(1) Acquired in connection with the MSTI Acquisition.

  Management believes that substantially all of its property and equipment is in good condition. In order to increase efficiency, the Company expects to make capital expenditures for equipment upgrades at the facilities recently acquired in the MSTI Acquisition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

  In order to increase capacity to meet anticipated needs, the Company has constructed a 240,000 square foot manufacturing facility in Bardstown, Kentucky. This facility is being equipped in two phases. Phase one, which included construction of the basic structure and installation of a portion of the equipment, has been completed and the Company began shipping products from the facility in the third quarter of 1995. Phase one of the new facility is being used primarily to accommodate new business awards, including the redesign of the Ford Taurus/Sable and the Ford Escort. Phase two of the Bardstown facility, which includes the purchase and installation of additional production equipment, is anticipated to be completed by the end of 1998. As of March 31, 1996, the Company had $14.6 million of restricted cash from the issuance of IRBs to finance phase two of the Bardstown facility. The new facility is currently operating at 50% of phase one capacity, which the Company expects to increase as the facility ramps up production.

  The Company believes that its existing facilities will be adequate to meet its production demands for the foreseeable future. The Company's facilities were specifically designed for the manufacturing of the Company's products. The utilization and capacity of such facilities are dependent upon the mix of products being produced by the Company.

COMPETITION

  As a result of the MSTI Acquisition, the Company believes it is the third largest independent supplier of automotive stampings and assemblies to North American OEMs based on net sales. The Company operates in a highly competitive, fragmented environment, with a limited number of competitors generating revenues in excess of $200 million. The number of the Company's competitors has decreased in recent years and is expected to continue to decrease due to the supplier consolidation resulting from changing OEM policies. The Company's largest competitors include The Budd Company, a subsidiary of Thyssen AG ("Budd"), Magna International Inc. ("Magna"), Midway Products Corp., Modern Tool & Die Co., L&W Engineering and divisions of OEMs with internal stamping and assembly operations, all of which have substantial financial resources.

  The Company principally competes for new business both at the beginning of the development of new models and upon the redesign of existing models. New model development generally begins two to five years before the marketing of such models to the public. Once a producer has been designated to supply parts for a new program, an OEM usually will continue to purchase those parts from the designated producer for the life of the program, although not necessarily for a redesign. Competitive factors in the market for the Company's products include product quality and reliability, cost and timely delivery, technical expertise and development capability, new product innovation and customer service.

  The Company competes with Magna across most of the Company's product lines, while the Company competes with its other significant competitors in various segments of its product lines. For example, the Company competes with Budd for large stampings, while it competes with ITT Automotive for hinge business. Aetna Industries, Active Tool & Die Co., AG Simpson, Lobdell-Emory Mfg. Co. and L&W Engineering compete with the Company for medium-size structural stampings.

SUPPLIERS AND RAW MATERIALS

  The primary raw material used to produce structural stampings and assemblies is steel. The Company purchases hot- and cold-rolled, galvanized, organically coated, stainless and aluminized steel from a variety of suppliers. The Company employs just-in-time manufacturing and sourcing systems enabling it to meet customer requirements for faster deliveries while minimizing its need to carry significant inventory levels. The Company has not experienced any significant shortages of raw materials and normally does not carry inventories of raw materials or finished products in excess of those reasonably required to meet production and shipping schedules. Raw materials accounted for approximately 50% of the Company's production costs in 1995 and steel accounted for approximately 65% to 70% of raw material costs in 1995.

  Honda and Chrysler purchase all of the steel used by the Company for their models directly from steel producers. The Company anticipates that Ford will begin purchasing steel directly from steel producers for the Company during 1996. As a result, the Company will have minimal exposure to changes in steel prices for parts supplied to Ford, Honda and Chrysler, which collectively represented 93% of the Company's revenues in 1995.

  The Company expects that the content level of metal in cars and light trucks will remain constant or increase slightly due to the trend toward increased vehicle size and a greater emphasis on metal recycling. Although the search for improved fuel economy and weight reduction has resulted in attempts to reduce the sheet metal content of light vehicles, an efficient, cost-effective substitute for steel used in the Company's products has not been found. While various polymers have been used recently for fenders, hoods and decks, such products do not have the inherent strength or structural integrity to be used for structural components. The Company is involved in an ongoing evaluation of the potential for the use of aluminum and of specialty steel in its products.

  Other raw materials purchased by the Company include dies, fasteners, tubing, springs, rivets and rubber products, all of which are available from numerous sources.

EMPLOYEES

  Immediately following the completion of the MSTI Acquisition, the Company had approximately 2,700 employees, including approximately 800 former MSTI employees. The Company believes that its future success will depend in part on its ability to continue to recruit, retain and motivate qualified personnel at all levels of the Company. The Company has instituted a large number of employee programs to increase employee morale and expand the employees' participation in the Company's business, including the formation of Kaizen teams. The Company has approximately 1,100 hourly employees represented by labor unions, including 120 former MSTI employees who voted to be represented by the UAW shortly before the MSTI Acquisition. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

ENVIRONMENTAL MATTERS

  The Company believes it conducts its operations in substantial compliance with applicable environmental and occupational health and safety laws. The Company does not expect to incur material capital expenditures for environmental compliance during its current or succeeding fiscal year. However, as is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or at any associated offsite disposal location, or if contamination from prior activities is discovered at any of the Company's properties, the Company may be held liable and the amount of such liability could be material. In connection with the Trylon and MSTI Acquisitions, MascoTech has agreed to indemnify the Company for certain environmental matters, including replacement of underground storage tanks at the Traverse City facilities and any remediation that may be required at the Kendallville facility.

LEGAL PROCEEDINGS

  The Company is not currently involved in any material lawsuits. The Company believes it maintains adequate insurance, including product liability coverage. The Company historically has not been required to pay any material liability claims.

                                  MANAGEMENT

EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the executive officers of the Company:

                NAME           AGE                      POSITION
                ----           ---                      --------
      S.A. Johnson............  56 Chairman and Director
      Adrian Vander Starre....  63 Vice Chairman and Director
      Dugald K. Campbell......  49 President, Chief Executive Officer and Director
      James R. Lozelle........  50 Executive Vice President and Director
      Michael W. Doherty......  53 Vice President
      Anthony A. Barone.......  46 Vice President and Chief Financial Officer
      Paul D. Rysenga.........  54 Vice President
      Ronald E. Gavalis.......  58 Vice President
      Scott D. Rued...........  39 Vice President, Corporate Development and Director
      Luigi Candusso..........  46 Vice President

  S.A. (Tony) Johnson has served as Chairman and a Director of the Company since April 1993. Mr. Johnson is the founder, Chief Executive Officer and President of Hidden Creek Industries ("Hidden Creek"), a private industrial management company based in Minneapolis which has provided certain management and other services to the Company. Mr. Johnson is also the Managing Partner of J2R Partners ("J2R"). Prior to forming Hidden Creek, Mr. Johnson served from 1985 to 1989 as Chief Operating Officer of Pentair, Inc., a diversified industrial company. From 1981 to 1985, Mr. Johnson was President and Chief Executive Officer of Onan Corp., a diversified manufacturer of electrical generating equipment and engines for commercial, defense and industrial markets. Mr. Johnson served as Chairman and a director of Automotive Industries Holding, Inc. from May 1990 to August 1995.

  Adrian Vander Starre has served as Vice Chairman and a Director of the Company since April 1993. Mr. Vander Starre served as President, Chief Executive Officer and a director of the Predecessor from 1978 to 1993. Mr. Vander Starre originally joined the Predecessor in 1965 as Controller and later served as Treasurer from 1974 to 1978. Mr. Vander Starre has entered into a consulting agreement with the Company under which he performs such duties as may be assigned by the Board of Directors.

  Dugald K. Campbell has served as President and Chief Executive Officer of the Company since December 1993. From 1991 to 1993, Mr. Campbell served as a consultant to Hidden Creek. From 1988 to 1991, he served as Vice President and General Manager of the Sensor Systems Division of Siemens Automotive, a manufacturer of engine management systems and components. From 1972 to 1988, he held various executive, engineering and marketing positions with Allied Automotive, a manufacturer of vehicle systems and components and a subsidiary of Allied Signal Corporation.

  James R. Lozelle has served as Executive Vice President for the Tower Automotive Technical Center, with responsibility for advanced product development and customer service, and a Director of the Company since the Company's acquisition of Edgewood in May 1994. In such capacity, Mr. Lozelle has also assumed responsibility for the MSTI technical center. Mr. Lozelle served as President of Edgewood from 1982 until it was acquired by the Company. Mr. Lozelle joined Edgewood in 1970 and served as Vice President from 1971 to 1982. Mr. Lozelle is past chairman of the Precision Metalforming Association ("PMA"), the leading stamping industry trade association, and past chairman of the PMA's Government Affairs Committee.

  Michael W. Doherty has served as Vice President, with responsibility for program management and overall business planning including global strategy, since April 1993. From October 1992 until April 1993, Mr. Doherty served as Senior Vice President of the Predecessor, with responsibility for sales and engineering. From 1978 to 1992, Mr. Doherty served as the Predecessor's Vice President, Sales and Engineering.

  Anthony A. Barone has served as Vice President and Chief Financial Officer since May 1995. From 1984 to 1995, Mr. Barone served as Chief Financial Officer of O'Sullivan Corporation, a manufacturer of interior trim components for the automotive industry.

  Paul D. Rysenga has served as Vice President of the Company, with responsibility for the Company's operations in Greenville, Romulus and Traverse City, Michigan, since October 1995. Mr. Rysenga is also responsible for the newly acquired MSTI operating facilities. From June 1994 to October 1995, Mr. Rysenga had responsibility for the Company's operations in Auburn, Indiana. From July 1991 to June 1994, Mr. Rysenga served as Executive Vice President and General Manager at Kalamazoo. From 1988 to July 1991, Mr. Rysenga was Executive Director of Eastman Sterling Pharmaceutical, a division of Eastman Kodak.

  Ronald E. Gavalis has served as Vice President of the Company, with responsibility for capacity planning, quality operating systems and QS-9000 certification, since April 1995. From June 1994 to April 1995, Mr. Gavalis had responsibility for the Company's Greenville, Michigan operations. Mr. Gavalis joined the Predecessor in 1983 as Director of Manufacturing, and served as the Predecessor's Vice President, Manufacturing, from 1985 until 1989 and as its Vice President, Operations, from 1989 until June 1994.

  Scott D. Rued has served as Vice President, Corporate Development, and a Director of the Company since April 1993. Mr. Rued served as Vice President, Chief Financial Officer and a Director of Automotive Industries Holding, Inc. from April 1990 to August 1995. Mr. Rued, a partner of J2R, has also served as Executive Vice President and Chief Financial Officer of Hidden Creek since January 1994 and served as its Vice President--Finance and Corporate Development from June 1989 through 1993. Mr. Rued is also a director of The Rottlund Company, Inc., a corporation engaged in the development and sale of residential real estate.

  Luigi Candusso has served as Vice President of the Company, with responsibility for the Company's operations in Kalamazoo, Michigan and Bardstown, Kentucky, since April 1995. Since October 1995, Mr. Candusso has also had responsibility for the Company's operations in Auburn, Indiana. From 1990 to April 1995, Mr. Candusso served as Vice President and General Manager of the Sensor Systems Division of Siemens Automotive, a manufacturer of engine management systems and components. From 1988 to 1990, Mr. Candusso served as Vice President of Operations of Fabricated Steel Products (FABCO), a division of Indal Canada.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  Unless otherwise noted, the following table sets forth certain information regarding ownership of the Common Stock as of June 14, 1996 and after completion of the Offering by (i) the beneficial owners of more than 5% of the Common Stock of the Company, (ii) all Directors and executive officers of the Company, (iii) all Directors and executive officers of the Company as a group and (iv) the Selling Stockholders. To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. Beneficial ownership of the Common Stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

                                   SHARES                            SHARES
                                BENEFICIALLY                      BENEFICIALLY
                               OWNED PRIOR TO                    OWNED AFTER THE
DIRECTORS, EXECUTIVE            THE OFFERING    SHARES TO BE      OFFERING (1)
OFFICERS                      ----------------- SOLD IN THE     -----------------
AND 5% STOCKHOLDERS            NUMBER   PERCENT   OFFERING       NUMBER   PERCENT
- --------------------          --------- ------- ------------    --------- -------
Onex (2)(3).................  6,597,396  55.3%   1,500,000      4,427,396  31.8%
MascoTech, Inc. (4).........    985,000   8.1      500,000        485,000   3.4
J2R Partners (5)............    593,149   5.0          --         593,149   4.3
First Bank Systems, Inc.
 (6)........................    595,900   5.0          --         595,900   4.3
S.A. Johnson (5)(7).........    798,701   6.7       66,666 (8)    732,035   5.2
Adrian Vander Starre (9)....     38,702     *          --          38,702     *
Dugald K. Campbell (10).....    238,989   2.0          --         238,989   1.7
James R. Lozelle (11).......    436,751   3.5      100,000        336,751   2.4
Michael W. Doherty (12).....    278,470   2.4       25,000        253,470   1.8
Anthony A. Barone...........      6,000     *          --           6,000     *
Paul D. Rysenga.............      3,400     *          --           3,400     *
Ronald E. Gavalis...........     72,294     *          --          72,294     *
Scott D. Rued (5)(13).......    644,519   5.5       16,666 (8)    627,853   4.5
Luigi Candusso..............      6,000     *          --           6,000     *
W.H. Clement (5)(14)........    711,926   6.0          --         711,926   5.1
Eric J. Rosen (2)...........     10,000     *          --          10,000     *
Matthew O. Diggs, Jr. (15)..      6,000     *          --           6,000     *
Kim B. Clark................        --     --          --             --     --
F.J. Loughrey...............      1,000     *          --           1,000     *
All Directors and executive
 officers as a group (15
 persons)...................  2,066,454  16.8      208,332      1,858,122  13.0
OTHER SELLING STOCKHOLDERS:
Robert R. Hibbs (5)(16).....    634,259   5.4        5,556 (8)    628,703   4.5
Mary L. Johnson (5)(17).....    612,593   5.2        5,556 (8)    607,037   4.4
Carl E. Nelson (5)(18)......    635,371   5.4        5,556 (8)    629,815   4.5
Doherty Charitable Remainder
 Trust
 #3 (19) ...................     45,000     *       45,000             --    --

- --------
*Less than one percent.

 (1) Does not reflect the exercise of the Underwriters' over-allotment option and does not give effect to any purchases, if any, by such persons in the Offering. In the event the over-allotment option is exercised in full, the Company, Onex and the partners of J2R in the aggregate (excluding Mr. Clement) will sell an additional 100,500, 525,000 and 15,000 shares, respectively, in the Offering.
 (2) Prior to the Offering, Onex had shared voting power of 6,597,396 shares and sole dispositive power of 3,531,778 shares. Upon completion of the Offering, Onex is expected to have shared voting power with respect to 4,427,396 shares and sole dispositive power of 2,031,778 shares. See Footnote 3. Eric J. Rosen, a Director of the Company, is Managing Director of Onex Investment Corp. and disclaims beneficial ownership of all shares of Common Stock owned by Onex. The record holder of such shares listed in the table as owned by Onex is ONEX DHC LLC, an affiliate of Onex ("Onex DHC"). Onex DHC and Onex Investment Corp. are both wholly owned subsidiaries of Onex Corporation. The address for Onex DHC, Onex and Mr. Rosen is c/o Onex Investment Corp., 712 Fifth Avenue, 40th Floor, New York, New York 10019.
 (3) Onex, J2R, MascoTech, Messrs. Johnson, Vander Starre, Campbell, Lozelle, Doherty, Gavalis, Rued, Clement and certain of the Company's other existing stockholders have entered into agreements pursuant to which such stockholders agreed to vote their shares of the Company's voting stock in the same manner as Onex votes its shares on all matters presented to the Company's stockholders for a vote and, to the extent permitted by law, granted to Onex a proxy to effectuate such agreement.

                                   (Footnotes continued on following page)

 (4) Represents 785,000 shares and the MSTI Warrants to purchase 200,000 shares of Common Stock that were issued to MascoTech in connection with the MSTI Acquisition. The address for MascoTech is 21001 Van Born Road, Taylor, Michigan 48180.

 (5) On June 12, 1996, J2R distributed an aggregate of 111,111 shares of Common Stock to its partners, of which 100,000 shares will be sold in the Offering. The partners of J2R are S.A. Johnson, Scott D. Rued, W. H. Clement, Robert R. Hibbs, Mary L. Johnson and Carl E. Nelson. The address for J2R is c/o Tower Automotive, Inc., 4508 IDS Center, Minneapolis, Minnesota 55402.

 (6) First Bank Systems, Inc. reported as of December 31, 1995 sole voting and dispositive power with respect to 595,900 shares of Common Stock, which represented approximately 5.1% of the outstanding Common Stock at that time. The address for First Bank Systems, Inc. is 601 2nd Avenue South, Minneapolis, Minnesota 55402.

 (7) Includes the shares owned by J2R, of which Mr. Johnson is Managing Partner, and 205,552 shares owned by Mr. Johnson. The address for Mr. Johnson is c/o Tower Automotive, Inc., 4508 IDS Center, Minneapolis, Minnesota 55402.

 (8) Reflects the shares of Common Stock received upon the distribution from J2R for sale in the Offering.
 (9) Includes 38,702 shares held in an irrevocable trust for the benefit of Mr. Vander Starre's children as to all of which Mr. Vander Starre's children are the trustees. Mr. Vander Starre disclaims beneficial ownership of the shares held in trust.
(10) Includes 7,800 shares owned by Mr. Campbell's wife, 350 shares owned by Mr. Campbell's child and 78,000 shares held in an annuity trust, of which Mr. Campbell is the trustee. Mr. Campbell disclaims beneficial ownership of the shares held by his wife, his child and in trust.
(11) Includes 396,000 shares of Common Stock issuable upon the conversion of Convertible Notes and 37,578 shares issuable upon the exercise of currently exercisable options held by Mr. Lozelle prior to the Offering. Does not include options to purchase 65,406 shares of Common Stock held by Mr. Lozelle as a result of such options not being exercisable within 60 days. The shares of Common Stock to be sold by Mr. Lozelle in the Offering will be issued as a result of the conversion of certain of the Convertible Notes.

(12) Includes 275,970 shares owned by Mr. Doherty and 2,500 shares issuable upon the exercise of currently exercisable options held by Mr. Doherty.

(13) Includes the shares owned by J2R, of which Mr. Rued is a partner, and 51,370 shares owned by Mr. Rued. Mr. Rued disclaims beneficial ownership of the shares owned by J2R. Mr. Rued's address is c/o Tower Automotive, Inc., 4508 IDS Center, Minneapolis, Minnesota 55402.

(14) Includes the shares owned by J2R, of which Mr. Clement is a partner, 88,077 shares owned by Mr. Clement and an aggregate of 30,700 shares held in trusts for the benefit of Mr. Clement's grandchildren, as to all of which trusts Mr. Clement serves as the sole trustee. Mr. Clement disclaims beneficial ownership of the shares owned by J2R and the shares held in trust. The address for Mr. Clement is c/o Tower Automotive, Inc., 4508 IDS Center, Minneapolis, Minnesota 55402.

(15) Includes 6,000 shares owned by EJJM Partnership, of which Mr. Diggs is the General Partner. Mr. Diggs disclaims beneficial ownership of the shares owned by EJJM Partnership.

(16) Includes the shares owned by J2R, of which Mr. Hibbs is a partner and 41,110 shares owned by Mr. Hibbs. Mr. Hibbs disclaims beneficial ownership of the shares owned by J2R.

(17) Includes the shares owned by J2R, of which Ms. Johnson is a partner and 19,444 shares owned by Ms. Johnson. Ms. Johnson disclaims beneficial ownership of the shares owned by J2R.

(18) Includes the shares owned by J2R, of which Mr. Nelson is a partner and 42,222 shares owned by Mr. Nelson. Mr. Nelson disclaims beneficial ownership of the shares owned by J2R.

(19) Represents shares that were donated by Mr. Doherty and his spouse to such trust prior to the Offering.

  The Company will pay all expenses of the Offering attributable to the Selling Stockholders other than underwriting discounts and commissions and legal fees and expenses that may be incurred by certain of the Selling Stockholders. The Company, Onex and the partners of J2R in the aggregate (excluding Mr. Clement) have each granted the Underwriters an option to purchase up to an additional 100,500, 525,000 and 15,000, respectively, shares of Common Stock solely to cover over-allotments in the sale of the shares in the Offering.

  J2R will distribute additional shares of Common Stock to its partners for their sale to the Underwriters in the event the Underwriters' over-allotment option is exercised.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Company, Onex and certain stockholders, including J2R and its partners,
S. A. Johnson, Scott D. Rued, W. H. Clement, Robert R. Hibbs, Mary L. Johnson and Carl E. Nelson (collectively, the "J2R Investors"), and Mr. Lozelle and his brother, are parties to a registration agreement pursuant to which the Company has granted such stockholders rights to register their shares of Common Stock.

  The Company, Onex, Messrs. Doherty and Lozelle and certain other members of management are parties to a Management Stockholders Agreement pursuant to which each individual has agreed to vote his or its shares in the same manner that Onex votes its shares of Common Stock. The Management Stockholders Agreement will terminate by its terms if Onex and its affiliates holds less than one-fifth of all outstanding shares of Common Stock. In addition, the Company, Onex, J2R and the J2R Investors and certain other investors are parties to an Investor Stockholders Agreement pursuant to which each party has agreed to vote his or its shares in the same manner that Onex votes its shares of Common Stock.

  The Company leases its Romulus, Michigan manufacturing facility from 8900 Inkster Associates, a partnership of which Mr. Lozelle holds a 46.7% partnership interest. The lease expires February 28, 1999. The expense under this lease was $454,000 for the year ended December 31, 1995. The Company believes the terms of the lease agreement are no less favorable than could have been obtained pursuant to arm's length transactions with unaffiliated parties.

  In April 1993, the Company paid Hidden Creek $500,000 for services in connection with the R.J. Tower Acquisition and entered into a Management Agreement with Hidden Creek, a partnership affiliated with Onex, J2R and the J2R Investors, pursuant to which Hidden Creek has provided strategic direction, management and financial services to the Company. In 1993 and 1994, Hidden Creek received $354,170 and $333,000, respectively, for providing such services. The Management Agreement was terminated upon the completion of the Company's IPO. In May 1994, the Company paid Hidden Creek $250,000 for services in connection with the acquisition of Edgewood. In addition, Hidden Creek received a fee from the Company of $250,000 for services in connection with the acquisition of Kalamazoo.

  In May 1994, the following stockholders acquired shares of Common Stock as set forth below:

                                                          NUMBER     AGGREGATE
      NAME                                               OF SHARES CONSIDERATION
      ----                                               --------- -------------
      Onex..............................................  788,831   $ 2,543,599
      J2R...............................................  197,207         4,176
      S.A. Johnson......................................   32,329        83,534
      Scott D. Rued.....................................   12,931        33,413
      Robert R. Hibbs...................................   12,931        33,413
      Mary L. Johnson...................................    3,232         8,351
      Carl E. Nelson....................................    9,698        25,059

  Onex and J2R are parties to a Co-Investment Agreement pursuant to which they have agreed to an allocation of the purchase price of their investments. As a result of this allocation, the combined price per share paid by Onex and J2R in connection with the purchase of the above-described shares is the same price per share paid by all other stockholders acquiring shares at such time.

  In May 1994, the Company and Mr. Lozelle entered into an Employment Agreement in connection with the acquisition of Edgewood. The Employment Agreement provides that Mr. Lozelle shall serve as an Executive Vice President of the Company until May 4, 1999 or his earlier resignation, death, disability or termination. The Employment Agreement also provides that Mr. Lozelle will receive an annual base salary of $200,000 plus annual bonus of up to 30% of his annual base salary for attaining goals developed by the Company's Board of Directors and Mr. Lozelle. In May 1994, Mr. Lozelle and the Company also entered into a Stock Option Agreement pursuant to which Mr. Lozelle was granted an option to purchase 102,984 shares of Common Stock at an exercise price of $6.55 per share. The option vests and becomes exercisable with respect to one-third of the shares covered on each of May 4, 1996, 1997 and 1998; provided that Mr. Lozelle is still employed by the Company on each such date. In May 1994 in connection with the acquisition of Edgewood, Mr. Lozelle also received $4,366,094 in cash and $2,407,361 in principal amount of Convertible Notes. Mr. Lozelle's brother received $2,411,654 in cash and $1,415,222 in principal amount of Convertible Notes. The shares of Common Stock to be sold by Mr. Lozelle in the Offering will be issued as a result of the conversion of certain Convertible Notes.

  Messrs. Johnson and Rued provide the Company with strategic direction, management and financial services with an annual allocation of salary costs of $200,000 and $100,000, respectively, and will be eligible for performance-based bonuses of up to 50% of their base salaries.

  In connection with the MSTI Acquisition, the Company and MascoTech entered into an agreement pursuant to which the Company agreed to permit MascoTech to participate in this Offering and to use its best efforts to cause a shelf registration statement relating to MascoTech's remaining shares (including shares issuable upon exercise of the MSTI Warrants) to be filed and declared effective under the Securities Act within 120 days following this Offering. In addition, MascoTech is entitled to include its shares of Common Stock, at the Company's expense, in any registration statement filed by the Company to register any of its securities under the Securities Act, subject to certain conditions. The Company has agreed to indemnify MascoTech against certain liabilities, including liabilities under the Securities Act, in connection with such registrations. Under this agreement, MascoTech has agreed to vote its shares of Common Stock in the same manner as Onex votes its shares until the earlier of the date on which MascoTech transfers such shares or May 31, 2006.

                                 UNDERWRITING

  The Underwriters named below, for whom PaineWebber Incorporated, Robert W. Baird & Co. Incorporated and Piper Jaffray Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, by and among the Company, the Selling Stockholders and the Representatives (the "Underwriting Agreement") (a copy of which is filed as an exhibit to the Registration Statement, of which this Prospectus is a part), to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell, the respective number of shares of Common Stock set forth opposite their names below:

                                                                       NUMBER OF
                               UNDERWRITER                              SHARES
                               -----------                             ---------
   PaineWebber Incorporated...........................................
   Robert W. Baird & Co. Incorporated.................................
   Piper Jaffray Inc..................................................
                                                                       ---------
       Total.......................................................... 4,270,000
                                                                       =========

  In the Underwriting Agreement, the several Underwriters have agreed, subject to certain conditions, to purchase all of the shares of Common Stock being sold pursuant to such Underwriting Agreement (other than those covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession not in
excess of $.   per share and that the Underwriters may allow and such dealers
may reallow a concession not in excess of $.   per share to other dealers. The
public offering price and other selling terms may be changed by the Representatives after this offering. Robert W. Baird & Co. Incorporated ("Baird") acted as a representative of the underwriters in the IPO in August 1994, was the underwriter and serves as remarketing agent for the Bardstown IRBs, and has from time to time provided financial advisory services to the Company. Baird will receive an advisory fee for serving as financial advisor to the Company in connection with the MSTI Acquisition.

  The Company and certain of the Selling Stockholders have granted to the Underwriters an over-allotment option, exercisable during the 30-day period following the date of this Prospectus, to purchase up to 640,500 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,270,000 shares of Common Stock offered hereby. The Underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

  The Company, its significant subsidiaries and the Selling Stockholders have agreed to indemnify the Underwriters and any person who controls the Underwriters against certain liabilities, including certain liabilities under the Securities Act.

  The Company has agreed that, without the prior written consent of PaineWebber Incorporated, as representative of the Underwriters, it will not, directly or indirectly, assign, transfer, offer, sell, contract to sell, grant any option to sell, hypothecate or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for, or any warrants or other rights to purchase or acquire, Common Stock for a period of 120 days after the date of this Prospectus, except issuances of Common Stock (i) pursuant to the Underwriting Agreement, (ii) pursuant to stock options currently outstanding or which may hereafter be granted under existing stock options plans of the Company, (iii) as a result of purchases under the Company's Employee Stock Purchase Plan, (iv) upon the conversion of the Convertible Notes or (v) upon the exercise of the MSTI Warrants. In addition, the Company's Directors, executive officers and certain significant stockholders, who in the aggregate currently own approximately 50% of the outstanding Common Stock, have agreed that they will not, directly or indirectly, assign, transfer, offer, offer to sell, sell, contract to sell, grant any option to sell, hypothecate or otherwise dispose of any shares of, or require the Company to file with the Commission a registration statement under the Securities Act to register, Common Stock or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 120 days after the date of this Prospectus except pursuant to the Underwriting Agreement, without the prior written consent of PaineWebber Incorporated, as representative of the Underwriters.

  In connection with the Offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq Stock Market, may engage in passive market making transactions in the Common Stock on the Nasdaq Stock Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

  Certain legal matters regarding the issuance of the shares of Common Stock being offered hereby have been passed upon for the Company by Kirkland & Ellis, Chicago, Illinois (a partnership which includes professional corporations). Certain legal matters will be passed upon for the Underwriters by Gardner, Carton & Douglas, Chicago, Illinois.

                                    EXPERTS

  The audited financial statements incorporated by reference into this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (the "Registration Statement," which term shall include any amendments thereto) on Form S-3 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission referred to below.

  The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. Such reports, proxy statements and other information can also be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

  1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended.

  2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

  3. The Company's Current Report on Form 8-K, dated January 29, 1996, as amended by its Form 8-K/A filed on March 29, 1996.

  4. The Company's Current Report on Form 8-K, dated May 31, 1996, as amended by its Form 8-K/A No. 1 filed on June 4, 1996.

  5. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed on August 8, 1994.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in any document incorporated or deemed to be incorporated shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to: Tower Automotive, Inc., 4508 IDS Center, Minneapolis, Minnesota 55402, Attention:
Shareholder Services (telephone number (612) 342-2310).

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUB-SEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECU-RITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary........................................................   3
Risk Factors..............................................................   8
Use of Proceeds...........................................................  10
Market Price of and Dividends on Common Stock.............................  11
Capitalization............................................................  12
Unaudited Pro Forma Financial Statements..................................  13
Selected Financial Data...................................................  19
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................  21
Business..................................................................  26
Management................................................................  34
Principal and Selling Stockholders........................................  36
Certain Relationships and Related Transactions............................  37
Underwriting..............................................................  39
Legal Matters.............................................................  40
Experts...................................................................  40
Available Information.....................................................  41
Incorporation of Certain Documents by Reference...........................  41

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


                               4,270,000 SHARES

                                     LOGO
                            TOWER AUTOMOTIVE, INC.

                                 COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------

                           PAINEWEBBER INCORPORATED

                             ROBERT W. BAIRD & CO.
              INCORPORATED

                              PIPER JAFFRAY INC.


                               ----------------

                                          , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All such amounts are estimates, other than the filing fees payable to the Commission, the National Association of Securities Dealers, Inc. ("NASD") and the Nasdaq Stock Market.

      Securities and Exchange Commission registration fee............. $ 41,379
      NASD filing fee.................................................   12,500
      Nasdaq Stock Market listing fee.................................   17,500
      Printing and mailing expenses...................................  100,000
      Legal fees and expenses.........................................  150,000
      Blue sky fees and expenses......................................   10,000
      Accounting fees and expenses....................................  100,000
      Miscellaneous...................................................  118,621
                                                                       --------
          Total....................................................... $550,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a Delaware corporation to limit the personal liability of its directors in accordance with the provisions set forth therein. The Restated Certificate of Incorporation of the Registrant provides that the personal liability of its directors shall be limited to the fullest extent permitted by applicable law.

  Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting corporations organized thereunder to indemnify directors, officers, employees or agents against expenses, judgments and fines reasonably incurred and against certain other liabilities in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation. The Restated Certificate of Incorporation of the Registrant provides for indemnification of its directors and officers to the fullest extent permitted by applicable law.

  The form of Underwriting Agreement attached hereto as Exhibit 1.1, which provides for, among other things, the Registrant's sale to the Underwriters of the securities being registered herein, will obligate the Underwriters to indemnify the registrant and the Registrant's officers and directors against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 16. EXHIBITS.

  The following exhibits are filed pursuant to Item 601 of Regulation S-K:

     EXHIBIT
     NUMBER                                     DESCRIPTION
- ----------------- ------------------------------------------------------------------------
        1.1       Form of Underwriting Agreement.
        2.1       Stock Purchase Agreement, dated as of May 31, 1996, among Tower
                  Automotive, Inc., R.J. Tower Corporation and MascoTech, Inc.,
                  incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, dated May 31, 1996 (Commission File No. 0-24644).
       *4.1       Specimen Certificate for shares of Common Stock, incorporated by reference to Exhibit 4.1 of the Company's Form S-1 Registration
                  Statement (Registration No. 33-80320) (the "Form S-1").

     EXHIBIT
     NUMBER                                     DESCRIPTION
- ----------------- ------------------------------------------------------------------------
       *4.2       Amended and Restated Certificate of Incorporation of the Company,
                  incorporated by reference to Exhibit 3.1 of the Form S-1.
       *4.3       Amended and Restated By-Laws of the Company, incorporated by reference to Exhibit 3.2 of the Form S-1.
        5.1       Opinion of Kirkland & Ellis regarding legality of securities being registered.
       23.1       Consent of Arthur Andersen LLP.
       23.2       Consent of Kirkland & Ellis--included in Exhibit 5.1.
      *24.1       Powers of Attorney (included in Part II of the Registration Statement).

- --------

   *Previously filed.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MINNEAPOLIS, MINNESOTA, AS OF JUNE 18, 1996.

                                          Tower Automotive, Inc.

                                                /s/ Scott D. Rued
                                          By: _________________________________

                                                    Scott D. Rued

                                                   Vice President

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND AS OF THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
                 *                   Chairman of the Board and       June 18, 1996
____________________________________   Director
           S.A. Johnson

                 *                   Director                        June 18, 1996
____________________________________
       Adrian Vander Starre

                 *                   President, Chief Executive      June 18, 1996
____________________________________   Officer and Director
        Dugald K. Campbell             (Principal Executive
                                       Officer)

                 *                   Vice President and Chief        June 18, 1996
____________________________________   Financial Officer
         Anthony A. Barone             (Principal Financial and
                                       Accounting Officer)

                 *                   Director                        June 18, 1996
____________________________________
         James R. Lozelle

        /s/ Scott D. Rued            Director                        June 18, 1996
____________________________________
           Scott D. Rued

                 *                   Director                        June 18, 1996
____________________________________
         William H. Clement

                 *                   Director                        June 18, 1996
____________________________________
           Eric J. Rosen

                                     Director
____________________________________
       Matthew O. Diggs, Jr.


             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

                                     Director
____________________________________
           E.J. Loughrey

                                     Director
____________________________________
                                                                               Kim B. Clark
*  The undersigned, by signing his name hereto, does sign and execute this
   Amendment No. 1 to Registration Statement pursuant to the Powers of Attorney executed by the above-named officers and directors of the Company and previously filed with the Securities and Exchange Commission on behalf of such officers and directors.

        /s/ Scott D. Rued
____________________________________
           Scott D. Rued,
          Attorney-in-Fact
